SECURITIES ACT FILE NO. 333-139002

INVESTMENT COMPANY ACT FILE NO. 811-21984

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ☒

PRE-EFFECTIVE AMENDMENT NO.         ☐

POST-EFFECTIVE AMENDMENT NO. 1    ☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒

AMENDMENT NO. 3         ☒

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CENTRAL PARK GROUP MULTI-EVENT FUND

(Exact Name of Registrant as Specified in its Charter)

12 East 49th Street

New York, New York 10017

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 713-9036

MITCHELL A. TANZMAN

c/o Central Park Advisers, LLC

12 East 49th Street

New York, New York 10017

(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038-4982

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APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box:      ☒

It is proposed that this filing will become effective:

☒ immediately upon filing pursuant to paragraph (b).

☐ on [DATE], pursuant to paragraph (b).

☐ 60 days after filing pursuant to paragraph (a).

☐ on (date) pursuant to paragraph (a).

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is ______.

PROSPECTUS

CENTRAL PARK GROUP MULTI-EVENT FUND

Shares of Beneficial Interest

Investment Objective. Central Park Group Multi-Event Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The Fund commenced investment operations in December 2007. The Fund’s investment objective is to achieve capital appreciation, while seeking to moderate risk and reduce volatility compared to the general equities market, by pursuing a variety of investment strategies. No assurance can be given that the Fund will achieve its investment objective and the Fund’s investment practices involve substantial risk.

(continued on following page)

Investing in the Fund’s shares of beneficial interest (the “Shares”) involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Total
Offering Amount	$150,000,000
Sales Load (1)	$4,500,000
Proceeds to the Fund (2)	$145,500,000

______________

(1)    Generally, the minimum initial investment in the Fund is $100,000, which minimum is subject to waiver. Investments may be subject to a sales load of up to 3%. See “Plan of Distribution.”

(2)	The Fund incurred offering expenses of approximately $278,000 in connection with this offering.

Foreside Fund Services, LLC (the “Distributor”), the principal underwriter of the Fund’s shares (“Shares”), distributes the Shares on a best efforts basis, subject to various conditions. The Fund also may distribute Shares through other brokers or dealers. The Fund sells Shares only to Qualified Investors (as defined herein). A shareholder’s purchase amount will be deposited into an escrow account set up at Union Bank of California, N.A. for the benefit of shareholders. See “Plan of Distribution.”

Foreside Fund Services, LLC
July 2, 2008

Investment Portfolio. The Fund’s investment objective is to achieve capital appreciation, while seeking to moderate risk and reduce volatility compared to the general equities markets, by pursuing a variety of investment strategies. These include primarily the following strategies: event-driven strategies (principally merger arbitrage, distressed debt investing and special situation strategies), relative value strategies and capital structure arbitrage strategies. The Fund may also trade and invest in fundamentally undervalued securities by employing long-biased strategies. At any given time, however, the Fund may not invest in all of the investment strategies described in this prospectus, nor is the Fund’s allocation among strategies fixed. Additionally, the Adviser (defined herein) may add other investment strategies at its discretion. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. See “Risk Factors” and “Investment Objective and Principal Strategies.”

The Fund’s investment program is substantially similar to several client accounts currently managed under the supervision of Nedim (Ned) Sadaka, the Fund’s portfolio manager. See “Performance Information” and Appendix B to this prospectus.

Investment Adviser. The Fund’s investment adviser is Central Park Para Management, L.L.C. (the “Adviser”), a joint venture between Central Park Advisers, LLC (“Central Park Advisers” or the “Manager”) and Para Advisors LLC (“Para Advisors”).

Restrictions on Transfer; No Trading Market. The Fund’s Shares are subject to restrictions on transfer and do not trade in any public market. With limited exceptions, liquidity is provided through quarterly repurchase offers. See “Redemptions, Repurchases of Shares and Transfers.”

Repurchases of Shares. To provide liquidity to shareholders, the Fund currently expects to make quarterly offers to repurchase 25% of its outstanding Shares at their net asset value. See “Redemptions, Repurchases of Shares and Transfers—Repurchases of Shares.”

Asset-Based Fee and Incentive Fee. The Fund will pay the Manager a monthly fee (the “Asset-Based Fee”) at an annual rate of 2.00% of the Fund’s average monthly net assets. The Fund will also pay the Adviser, generally at the end of each fiscal year and at certain other times, an incentive fee (the “Incentive Fee”) equal to 20% of the Fund’s net profits. For purposes of calculating the Incentive Fee for any fiscal period, net profits will be determined by taking into account net realized gain or loss (including realized gain that may be distributed to shareholders during such fiscal period), and the net change in unrealized appreciation or depreciation of investment positions. No Incentive Fee will be payable for any fiscal period unless losses and depreciation from prior fiscal periods (the “cumulative loss”) have been recovered by the Fund, occasionally referred to as a “high water mark” calculation. The cumulative loss to be recovered before payment of Incentive Fees will be reduced in certain circumstances. See “Risk Factors—Incentive Fee,” “Management of the Fund—Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers.”

The Incentive Fee presents risks that are not present in funds without an incentive fee. The aggregate amount of the Incentive Fee and the Asset-Based Fee payable by the Fund are higher than those paid by most other registered investment companies, but not private funds (so-called “hedge funds”) engaging in similar strategies. See “Management of the Fund—Incentive Fee.”

Shareholder Qualifications. Shares are offered only to shareholders who have a net worth (with their spouses) of more than $1,500,000 or who otherwise meet the standard for “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (“Qualified Investors”). Generally, the stated minimum initial investment is Shares with an initial value of at least $100,000, which minimum may be waived in the Manager’s sole discretion, but not below $25,000 (inclusive of placement fee). See “Shareholder Qualifications.”

This prospectus concisely provides the information that a prospective shareholder should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated July 2, 2008, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing the Fund at c/o Central Park Advisers, LLC, 12 East 49th Street, New York, New York 10017, or by calling collect (212) 317-9200. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 40 of this prospectus. In addition, you may request the Fund’s annual and semi-annual reports, when available, and other information about the Fund or make shareholder inquiries by calling collect (212) 317-9200. The Fund does not have a website on which to publish the SAI and annual and semi-annual reports. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. The Fund will, however, amend its registration statement to reflect any material changes to this prospectus.

Page

PROSPECTUS SUMMARY	1

SUMMARY OF FUND EXPENSES	10

PRIVACY NOTICE	12

RISK FACTORS	12

USE OF PROCEEDS	21

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES	21

PERFORMANCE INFORMATION	27

MANAGEMENT OF THE FUND	27

SHAREHOLDER QUALIFICATIONS	30

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS	31

CALCULATION OF NET ASSET VALUE	34

DESCRIPTION OF SHARES	35

TAXES	36

PLAN OF DISTRIBUTION	37

DISTRIBUTION POLICY; DIVIDENDS	38

GENERAL INFORMATION	39

TABLE OF CONTENTS OF THE SAI	40

APPENDIX A—INVESTOR CERTIFICATION	A-1

APPENDIX B—FUND PERFORMANCE INFORMATION	B-1

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”).

The Fund

Central Park Group Multi-Event Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as a diversified, closed-end management investment company. The Fund commenced investment operations in December 2007, and, as of May 1, 2008 had approximately $25 million of assets under management. The Fund’s investment adviser is Central Park Para Management, L.L.C. (the “Adviser”). See “General Information.”

The Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objective and Principal Strategies

The Fund’s investment objective is to achieve capital appreciation, while seeking to moderate risk and reduce volatility compared to the general equities markets, by pursuing a variety of investment strategies. These include primarily the following strategies: event-driven strategies (principally merger arbitrage, distressed debt investing and special situation strategies), relative value strategies and capital structure arbitrage strategies. The Fund may also trade and invest in fundamentally undervalued securities, obligations and other financial instruments (“securities”) by employing long-biased strategies. At any given time, however, the Fund may not invest in all of the investment strategies described in this prospectus, nor is the Fund’s allocation among strategies fixed. Additionally, the Adviser may add other investment strategies at its discretion. There can be no assurances that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment program is substantially similar to several client accounts currently managed under the supervision of Nedim (Ned) Sadaka, the Fund’s portfolio manager.

STRATEGIES:

Event-driven strategies involve investments in companies undergoing significant corporate transactions or structural transformations. Event-driven strategies generally seek to profit from events such as a change in an issuer’s corporate or capital structure, a change in a debt repayment obligation or a management transition. The Fund expects that it will employ principally merger arbitrage, distressed debt investing and special situation strategies.

Merger arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction.

Distressed debt investing is investing in corporate bonds, privately held loans and other securities or obligations of companies that are highly leveraged, in financial difficulty, or have filed for bankruptcy or appear likely to do so in the near future.

Special situation strategies attempt to invest in securities of issuers facing special situations, such as restructurings, spin-offs, liquidations or privatizations.

Relative value strategies focus on identifying and exploiting spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other. These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if the Adviser has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected, intervening events affect these relationships.

Capital structure arbitrage strategies seek to invest in multiple financial instruments of a given company that the Adviser believes have become mispriced relative to one another. The objective of this strategy is to take advantage of pricing dislocations between different securities of the same issuer, or pairs of issuers.

Long-biased strategies seek to identify securities that the Adviser believes are undervalued by the marketplace and generally involve buying a security expecting its price to increase. The Fund may utilize a variety of techniques to identify securities the Adviser believes are trading at prices below their fundamental value.

The Adviser

The Adviser is a recently formed joint venture between Central Park Advisers, LLC (“Central Park Advisers” or the “Manager”) and Para Advisors LLC (“Para Advisors”). Each of the Adviser, Central Park Advisers and Para Advisors is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser employs as its portfolio manager (the “Portfolio Manager”) Mr. Nedim (Ned) Sadaka of Para Advisors to be primarily responsible for the day-to-day management of the Fund’s investment portfolio, under the oversight of Central Park Advisers’ personnel.

The Fund has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser that is effective for an initial term expiring two years after the Fund commences investment operations. Thereafter, the Investment Advisory Agreement may be continued in effect from year to year if its continuation is approved annually by the Fund’s board of trustees (the “Board” or the “Trustees”). The Board, or the Fund’s shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser.

Central Park Advisers was organized in August 2006 and is registered as an investment adviser under the Advisers Act. Para Advisors commenced investment activities as a registered investment adviser in January 2006, and is the successor to Para Advisors, Inc. (“Para Inc.”). Para Advisors provides investment advisory services to pooled investment vehicles (e.g., hedge funds), separate accounts and investment partnerships. Para Advisors, together with its predecessor, Para Inc., and their affiliates, have collectively provided investment advisory services to investment partnerships and other client accounts, including collective investment vehicles, using event-driven strategies since 1991.

The Fund has only a limited operating history. Appendix B of  this prospectus contains the actual performance of the Fund, as well as performance information for other accounts managed by Para Advisors pursuant to an investment program substantially similar to that of the Fund. Prospective investors should recognize that future performance of the Fund will differ from the performance of the other accounts of Para Advisors. Future investments will be made under different economic conditions. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.  See “Performance Information.”

Asset-Based Fee

The Manager provides certain management and administrative services to the Fund, including, among other things, office space and other support services to the Fund. In consideration for such services, the Fund will pay the Manager a monthly fee (the “Asset-Based Fee”) at the annual rate of 2.00% of the Fund’s average monthly net assets. The Asset-Based Fee is paid to the Manager out of the Fund’s assets. A portion of the Asset-Based Fee is paid by the Manager to Para Advisors for, among other things, certain sub-management and sub-administrative services.

Incentive Fee

The Fund will pay the Adviser, generally at the end of the fiscal year and at certain other times, an incentive fee (the “Incentive Fee”) equal to 20% of the Fund’s net profits. For the purposes of calculating the Incentive Fee for any fiscal period (as defined below), net profits will be determined by taking into account net realized gain or loss (including realized gain that may have been distributed to shareholders during such fiscal period) and the net change in unrealized appreciation or depreciation of securities positions. No Incentive Fee will be payable for any fiscal period unless losses and depreciation from prior fiscal periods (the “cumulative loss”) have been recovered by the Fund, occasionally referred to as a “high water mark” calculation. The cumulative loss to be recovered before payment of Incentive Fees will be reduced in certain circumstances. The Adviser will be under no obligation to repay any Incentive Fees previously paid by the Fund. Thus, the payment of Incentive Fee for a fiscal period will not be reversed by the subsequent decline of the Fund’s assets in any subsequent fiscal period.

The Incentive Fee is accrued monthly and taken into account for the purpose of determining the Fund’s net asset value. Accordingly, the repurchase price received by an investor whose shares are repurchased in a repurchase offer will be based on a share valuation that will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. No adjustment to a repurchase price will be made after it has been determined. However, for shareholders whose shares are not repurchased on a periodic share repurchase date, the Incentive Fee accrual may subsequently be reversed prior to payment if the Fund’s performance declines.

Incentive Fees payable, or portions thereof, are determined as of, and are promptly paid after, the last day of the fiscal year as well as the last day of any other fiscal period. The “fiscal period” is normally the fiscal year, except that, whenever there are share repurchases pursuant to periodic repurchase offers, the period of time from the end of the last fiscal period through that date constitutes a new fiscal period. In such event, only that portion of the accrued Incentive Fee that is proportional to the assets paid in respect of the Shares (as defined below) being repurchased (not taking into account any proceeds from contemporaneous Share purchases or reinvestments) will be paid to the Adviser for such fiscal period.

The Incentive Fee presents certain risks that are not present in funds without an incentive fee. The aggregate amount of the Incentive Fee and the Asset-Based Fee payable by the Fund and its shareholders is higher than those paid by most other registered investment companies, but not by private funds (so-called “hedge funds”) engaging in similar strategies. See “Risk Factors—Incentive Fee,” “Management of the Fund—Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers.”

Borrowing

The Fund is authorized to borrow money for investment purposes and to meet requests for repurchases. The Fund is not permitted to borrow if, immediately after such borrowing, it would have an asset coverage (as defined in the Investment Company Act) of less than 300%. See “Risk Factors—Leverage; Borrowing” and “Investment Objective and Principal Strategies—Borrowing; Using Leverage.”

Special Investment Techniques

The Fund is authorized to employ various hedging techniques, such as by engaging in various types of options transactions and in hedging and arbitrage in options on securities. These techniques may be employed in an attempt to reduce the risk of highly speculative investments in securities. The Fund has no obligation to enter into any hedging transactions, and there can be no assurance that any hedging techniques, if engaged, will be used successfully.

Shareholder Qualifications

Shares will be sold only to shareholders who have a net worth of more than $1,500,000 (with their spouses) or who otherwise meet the requirements for a “qualified client” as defined in Rule 205-3 under the Advisers Act (“Qualified Investors”). Before you may invest in the Fund, you will be required to certify that you are a Qualified Investor and that you will not transfer your Shares except in the limited circumstances permitted in the Fund’s Declaration of Trust (the “Trust Agreement”). A form of shareholder certification that you will be asked to sign is attached to this prospectus as Appendix A. If your shareholder certification is not received and accepted by the Fund’s distributor by the Closing Date (defined below), your order will not be accepted. If you attempt to transfer your Shares in violation of the Trust Agreement, the transfer will not be permitted and will be void. See “Shareholder Qualifications.”

Shareholder Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose money. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

The Offering

The Fund is offering up to $150,000,000 of shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share next determined after an order is accepted. Shares are being distributed by Foreside Fund Services, LLC (the “Distributor”), the Fund’s principal underwriter, and other brokers or dealers. See “Plan of Distribution.” Investors may be charged a sales load up to a maximum of 3% on the amount they invest. The Distributor may compensate its financial advisers and other brokers or dealers in connection with the sale and distribution of the Shares. The Manager or its affiliates may pay from their own resources compensation to brokers or dealers in connection with the sale and distribution of the Shares. Additionally, the Manager or its affiliates intend to pay from their own resources, a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients to whom they have distributed Shares. The amount of such servicing fee will not exceed an annual rate of 0.25% of the amount of client assets being serviced.

Generally, the stated minimum investment is Shares with a value of at least $100,000. The investment minimum may be waived or reduced for certain investors, but not below $25,000 (inclusive of any placement fee). If you want to purchase Shares with a value of less than $100,000, you should speak with your financial advisor. Prior to the receipt of a shareholder’s certification in the form attached to this prospectus as Appendix A (the “Investor Certification”), the shareholder’s funds will be held in escrow. Each date on which Shares are delivered is referred to as a “Closing Date.” See “Plan of Distribution.”

Distribution Policy

The Fund will pay dividends on the Shares at least annually in amounts representing substantially all of the net investment income, if any, earned each year. The Fund will pay substantially all of any taxable net capital gain realized on investments to shareholders at least annually.

Dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). Shareholders may elect initially not to reinvest by indicating that choice on the Investor Certification. Thereafter, shareholders are free to change their election at any time by contacting Citi Fund Services Ohio, Inc., the Fund’s administrator (or, alternatively, by contacting their broker or dealer, who will inform the Fund). Shares purchased by reinvestment will be issued at their net asset value on the ex-dividend date (which is generally expected to be the last business day of a month). There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions.

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders in a closed-end fund, such as the Fund, do not have the right to redeem their Shares on a daily basis.

The Fund is not expected to be listed on a national stock exchange, and no market for the Shares is expected to develop. In addition, with limited exceptions, Shares are not transferable. To provide liquidity, the Fund will make quarterly offers to repurchase outstanding Shares. Shareholders will not have liquidity between these quarterly repurchase dates. See “Redemptions, Repurchases of Shares and Transfers.”

An investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Risk Factors—Limited Liquidity.”

Repurchases of Shares

To provide liquidity to shareholders, the Fund will make quarterly offers to repurchase at net asset value between 5% and 25% of its outstanding Shares in the Board’s discretion. Currently, the Fund expects to offer to repurchase 25% of its outstanding Shares every January, April, July and October. The Fund currently intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities or by borrowing to finance the repurchases.

If Share repurchase requests exceed the number of Shares in the Fund’s repurchase offer, the Fund may (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2% of the Fund’s outstanding Shares. As a result, tendering shareholders may not have all of their tendered Shares repurchased by the Fund. See “Redemptions, Repurchases of Shares and Transfers—Repurchases of Shares.”

Repurchases of Shares by the Fund that are not offset by additional sales of Shares will decrease the Fund's total assets and, accordingly, may increase its expenses as a percentage of average net assets. Further, interest on any borrowings to finance any such Share repurchase transactions may reduce the Fund’s returns.

In addition, the Fund may repurchase all or a portion of a shareholder’s Shares if, among other reasons, the Board determines that continued ownership of such Shares by the shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund. See “Redemptions, Repurchases of Shares and Transfers— Repurchases of Shares.”

Risk Factors	An investment in the Fund involves a high degree of risk. These risks include:

	•	loss of capital

	•	the Fund has a limited operating history

	•	the Adviser is recently organized

	•	the Fund may invest in securities of non-U.S. issuers

	•	the Fund may invest in securities that are illiquid and volatile

	•	the Shares will be illiquid securities and will not be listed

	•	the Fund may sell securities short

	•	the Fund may use derivatives for hedging and non-hedging purposes

	•	the Fund may hedge against foreign currency risks

	•	the Fund may borrow (or leverage) for investment purposes

	•	the Adviser may have conflicts of interests

	•	the Fund may invest in distressed obligations and other high risk investments, including junk bonds

•	the Fund may engage in risk arbitrage transactions

•	the Fund may invest in securities of bankrupt issuers, or issuers with poor operating results or substantial capital needs

•	the Fund cannot guarantee that shareholders will be able to sell all of their Shares in a repurchase offer as desired

•	the Fund has an interval fund structure pursuant to which the Fund’s quarterly repurchases may continually decrease the overall size of the Fund, to the extent that additional Shares are not sold

•	the Fund will bear an Incentive Fee.

No assurance can be given that the Fund’s investment program will be successful. The Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. The Fund has no obligation to enter into any hedging transactions, and there can be no assurances that any hedging techniques, if employed, will be used successfully. An investment in the Fund should be viewed only as part of an overall investment program.

See "Risk Factors."

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

Shareholder Transaction Expenses
Maximum sales load(1) (as a percentage of purchase amount)	3.00%
Maximum redemption fee	None
Offering expenses borne by the Fund (as a percentage of offering amount)	0.19%

Annual Expenses (as a percentage of net assets attributable to Shares)
Asset-Based Fee(2)	2.00%
Other expenses	0.35%

Total annual expenses(3) (other than Incentive Fee and interest expense)	2.35%

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(1)	Investments may be subject to a waivable sales load of up to 3%. See “Plan of Distribution.”
(2)

In addition to the Asset-Based Fee, the Fund will pay the Adviser, generally at the end of the fiscal year and at certain other times, an Incentive Fee equal to 20% of the Fund’s net profits. For the purposes of calculating the Incentive Fee for any fiscal period, net profits will be determined by taking into account net realized gain or loss (including realized gain that may have been distributed to shareholders during such fiscal period) and the net change in unrealized appreciation or depreciation of securities positions. No Incentive Fee will be payable for any fiscal period unless losses and depreciation from prior fiscal periods (the “cumulative losses”) have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances. The Adviser will be under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and so reduces the net asset value of all Shares. See “Risk Factors—Incentive Fee,” “Management of the Fund—Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers.”

(3)

The Adviser voluntarily reimbursed the Fund for operating expenses in the aggregate amount of approximately $375,000. This had the effect of limiting total operating expenses of the Fund during the period of reimbursement to 0.50% of the Fund's net asset value, computed on an annual basis (the "expense cap"). The Adviser is no longer reimbursing the Fund for such expenses. However, the Adviser is permitted to recapture amounts previously reimbursed by the Adviser for a period not to exceed three years from the date on which such expenses were incurred by the Adviser, if the Fund's total annual expenses have fallen to a level below the expense cap. In no case will the Adviser recapture any amount that would result, on any business day of the Fund, in the Fund's total annual expenses exceeding the expense cap.

The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly as a shareholder in the Fund. The “Other Expenses” shown above are estimated based on estimated net assets of the Fund of $100 million. For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

	Example
	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses, including the Incentive Fee (see footnote 2 above), on a $1,000 investment, assuming a 5% annual return:*	$57.94	$115.60	$175.73	$337.57

_________________

* Without sales load, the expenses would be:	1 Year	3 Years	5 Years	10 Years
	$28.80	$88.24	$150.24	$317.09

The example does not present actual expenses and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the actual rate of return exceeds 5%, the dollar amounts could be significantly higher as a result of the Incentive Fee.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help an investor understand the Fund’s financial performance for the period from December 6, 2007 (commencement of investment operations) through April 30, 2008. The information presented below has not been audited. The Fund’s financial statements for the period from March 8, 2007 through October 31, 2007, audited by Ernst & Young LLP, together with the report thereon of Ernst & Young LLP, and the Fund’s unaudited financial statements for the six month period ended April 30, 2008, are included in the SAI. The SAI is available upon request.

For the Period December 6, 2007 (commencement of operations) to April 30, 2008 (Unaudited)

Net asset value, beginning of period	$10.65
Net investment loss, net of waivers	(0.01)
Realized and unrealized gains on investments, options and foreign currency transactions	(0.20)
Distributions to shareholders from net investment income	—
Net asset value, end of period	$10.44
Ratio of gross expenses to average net assets (1)(4)	4.03%
Ratio of net expenses to average net assets (2)(4)	1.28%
Portfolio turnover rate	483%
Total return (3)	(1.97)%
Net assets, end of period (in 000’s)	$18,735

_______________

(1)	Ratio of gross expenses to average net assets does not include the impact of the Adviser’s expense reimbursement.

(2)	Ratio of net expenses to average net assets includes the effect of the voluntary expense reimbursement by the Adviser.

(3)

Total return assumes a purchase of an interest in the Fund at the beginning of the period and a sale of the Fund interest on the last day of the period noted and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

(4)	The average net assets used in the above ratios are calculated by adding any withdrawals payable effective at the end of a period to the net assets for such period.

PRIVACY NOTICE

The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current shareholders. The Fund collects personal information for business purposes to process requests and transactions and to provide customer service. “Personal Information” is obtained from the following sources:

•     Shareholder applications and other forms, which may include your name(s), address, social security number or tax identification number;

•     Written and electronic correspondence, including telephone and electronic mail contacts; and

•     Transaction history, including information about Fund transactions.

The Fund limits access to Personal Information to those of its employees who need to know that information in order to process transactions and service accounts. Employees are required to maintain and protect the confidentiality of Personal Information. The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.

The Fund may share Personal Information described above with its affiliates for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only if the entity is under contract to perform transaction processing, servicing or maintaining shareholder accounts on behalf of the Fund, or if it is necessary to enable the Fund to facilitate the acceptance and management of your investment or otherwise provide services in connection with your investment in the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

RISK FACTORS

All investments in equity and other securities involve the risk of the loss of capital. No assurance can be made that the Fund will achieve its investment objective, or that shareholders will realize any profits from an investment in the Fund. Shareholders will risk the loss of their entire investment. Because an investment in the Fund involves significant risks, prospective investors should carefully consider the risks involved before investing. Such risks include, but are not limited to, those discussed below.

Stock Prices Fluctuate

Apart from the specific risks identified below, the Fund’s investments may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Therefore, as with any fund that invests in stocks, the Fund’s net asset value will fluctuate. You may experience a significant decline in the value of your investment and could lose money. The Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

Quarterly Repurchases of Securities

The Fund’s required quarterly repurchases may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. The Fund’s repurchase policy may force the Fund to sell assets it otherwise would not sell, or to sell assets sooner than it might otherwise have sold them. It also may reduce the investment opportunities available to the Fund and, to the extent that additional Shares are not sold, cause its expense ratio to increase. The Fund likely will sell its more liquid assets first to satisfy repurchase requests, thus increasing its concentration in less liquid securities.

Because the Fund currently expects to offer to repurchase 25% of its outstanding Shares in each repurchase offer, if the repurchase offer is over-subscribed, shareholders may be unable to liquidate all or a given percentage of their investment at net asset value during the repurchase offer. In the event that a repurchase offer is oversubscribed, the Fund may, but is not required to, repurchase additional Shares, but only up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis. Due to the potential for proration if the repurchase offer is over-subscribed, some investors may tender more Shares than they wish to have repurchased in order to ensure the repurchase of a specific number of Shares. Further, because the Fund may, in certain circumstances, liquidate portfolio securities in order to fund repurchase offers, the need to sell such securities may in turn affect the market for such securities and accordingly diminish the value of the Fund’s investments. To the extent the Fund borrows to finance the making of repurchases, interest on such borrowings may reduce the Fund’s returns.

Limited Liquidity

The Fund is a closed-end investment company designed primarily for long-term shareholders. The Fund is not expected to be listed on a national stock exchange, and no market for the Shares is expected to develop. Any person that holds Shares may have to bear the economic risk of an investment in the Fund for a substantial period of time and, consequently, should consider such investment to be illiquid. With very limited exceptions, Shares are not transferable. Liquidity will generally be provided principally through quarterly repurchase offers. See “Redemptions, Repurchases of Shares and Transfers—Repurchases of Shares.”

Restricted Liquidity in the Event of Certain Investments

Although the Fund invests primarily in publicly-traded securities, obligations and other financial instruments (“securities”), certain of the Fund’s investments may be, or may become, thinly traded or illiquid. In such cases, the ability of the Fund to reduce its investments to cash and to repurchase Shares may be restricted. See “Investment Objective and Principal Strategies.”

Distressed Obligations and Other High Risk Investments

The Fund is authorized to invest in securities or other obligations of issuers that are highly leveraged or in financial difficulty, sometimes referred to as “distressed obligations.” The Fund’s investments in distressed obligations, if any, will involve substantial risks. Any one or all of the companies in which the Fund may invest may be unsuccessful or not show any return for a considerable period of time. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than the Fund’s original investment. Under these circumstances, the returns generated from the Fund’s investments in distressed obligations may not compensate shareholders adequately for the risks assumed.

Any investments by the Fund in bonds with a credit rating of BB or lower (“Junk Bonds”) would be considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. These securities may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual company are more likely to cause price volatility and weaken the capacity of issuers of Junk Bonds to make principal and interest payments than is the case for higher grade securities. In addition, the market for these securities may be thinner and less liquid than for higher grade securities.

Issuers of distressed or below-investment grade securities may become the subject of bankruptcy proceedings. Bankruptcy or other insolvency proceedings, whether in the United States or elsewhere, are highly complex and may result in unpredictable outcomes. The bankruptcy courts have extensive power and, under certain circumstances, may alter contractual obligations of a bankrupt company. The stockholders, creditors and other interested parties are all entitled to participate in the restructuring proceedings to attempt to influence the outcome for their own benefit. There can be no assurance that the Fund will succeed in obtaining the most favorable results in such proceedings or that the Fund will make a profit or even recover its original investment, although the Fund may incur significant legal fees and other expenses in attempting to do so. The Fund’s investments in companies involved in bankruptcy or insolvency proceedings or engaged in restructurings may carry the additional risks of being voided or subordinated on the grounds that the obligations incurred by such companies in return for the related investments constitute a fraudulent transfer or voidable preference or are subject to equitable subordination.

In addition, the Fund may hold securities or other obligations of issuers in which the Manager or Para Advisors or their respective affiliates or advisory clients hold interests (i.e., loans or debt securities) that, in a bankruptcy or restructuring, could potentially be adverse to the interests of the Fund. See “—Conflicts of Interest.”

The Fund may acquire privately held loans from banks, insurance companies, financial institutions, other lenders and other market participants, as well as claims held by trade or other creditors. These investments are subject to both interest rate risk and credit risk. These investments also are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund and a reduction in the value of the investments experiencing non-payment. Although these investments generally will be secured by specific collateral, no assurance can be given that the liquidation of this collateral would satisfy the company’s obligation in the event of default or that the collateral could be readily liquidated. In addition, because these investments are not registered and no public market for them exists, they typically are less liquid than publicly traded securities.

Investments in securities or claims related to commercial or residential real estate may involve risks relating to the credit of the underlying obligor, uncertainties related to the cash flows derived from the underlying properties, and susceptibility to economic conditions generally and those related to specific locations.

The equity securities of distressed companies may be highly illiquid and hard to value. Equity securities hold the most junior position in a distressed company’s capital structure and are not secured by any specific collateral.

Shareholders should also consider the risks described under “—Financial and Market Risks of Bankrupt, Multi-Event and Special Situation Companies,” below.

Foreign Currency Translation Risks

All calculations with respect to the Fund, including determinations of net profits and losses, are denominated in U.S. dollars. Transactions undertaken in foreign currencies, if any, are subject to risks associated with the translation into U.S. dollars and the receipt of U.S. dollars upon the consummation of such transactions. To the extent that it engages in such transactions, the Fund is subject to the risk of unfavorable fluctuations in the exchange rate between the local currency and U.S. dollars and the possibility of certain exchange controls. The Fund has no obligation to enter into any currency hedging transactions, and there can be no assurances that any currency hedging techniques, if employed, will be used successfully.

Long-Biased Strategies May Involve Risk of Loss

Since long-biased strategies generally involve identifying securities that the Adviser believes are undervalued by the marketplace, the success of the strategy necessarily depends upon the market eventually recognizing such value in the price of the security, which may not necessarily occur, or may occur over extended time frames that limit profitability. Positions may undergo significant declines and experience considerable price volatility during these periods.

Financial and Market Risks of Bankrupt, Multi-Event and Special Situation Companies

The Fund may invest in securities of issuers experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or involved in bankruptcy or reorganization proceedings. Investments of this type involve substantial financial business risks that can result in substantial or even total losses. It may be difficult to obtain information as to the condition of such issuers. The market prices of the securities of such issuers also are subject to above average price volatility; the spread between bid and ask prices of such securities may be greater than normally expected and such securities may be thinly traded. It may take a number of years for the market price of such securities to reflect their intrinsic value. In addition, the Fund’s position in such securities may be substantial in relation to the market for the securities. Issuers of such securities may become the subject of bankruptcy proceedings.

Merger Arbitrage Transactions

The Fund may purchase securities at prices slightly below the anticipated value of the cash, securities or other consideration to be paid or exchanged for such securities in a proposed merger, exchange offer, recapitalization, tender offer or similar transaction in which a merger arbitrage opportunity may exist. Such purchase price may be substantially in excess of the market price of the securities prior to the announcement of such proposed transaction. If the proposed transaction later appears likely not to be consummated, or in fact is not consummated or is delayed, the market price of the securities purchased by the Fund may decline sharply and may result in losses to the Fund if such securities are sold, transferred or exchanged for securities or cash the value of which is less than the purchase price. In certain transactions, the Fund may not be “hedged” against market fluctuations or the hedge employed by the Adviser may not be sufficient to offset adverse market fluctuations. This can result in losses, even if the proposed transaction is consummated. In addition, a security to be issued in such a transaction may be sold short by the Fund in the expectation that the short position will be covered by delivery of such security when issued. If the proposed transaction is not consummated, the Fund may be forced to cover its short position at a higher price than its short sale price, resulting in a loss. In theory, there is no limit to the amount of loss that can result from an uncovered or unhedged short sale.

The Fund may also purchase securities above the offer price for a security that is the subject of a takeover bid if it is determined that the offer price is likely to be increased, either by the original bidder or by another party. However, if ultimately no transaction is consummated, it is possible that a substantial loss will result.

The Fund may sell the securities of a target company short if it is determined that it is probable that the proposed transaction will not be consummated. If the transaction (or another transaction, such as a “defensive” merger or a “friendly” tender offer) is consummated and the price of the target company’s securities increases, the Fund may be forced to cover its short position at a higher price than the short sale price, resulting in a loss. Unless the Fund owns the security it sells short, has purchased a call option respecting such security or otherwise covered or hedged such short sale, there is, in theory, no limit to the loss that the Fund could incur in connection with a short sale.

The consummation of mergers, exchange offers, recapitalizations, tender offers and other similar transactions in which a merger arbitrage opportunity may exist can be prevented or delayed by a variety of factors. An exchange offer or a tender offer by one company for the securities of another may be opposed by the management or shareholders of the target company on the grounds that the consideration offered is inadequate or for other reasons, and this opposition may result in regulatory action and/or litigation that delays or prevents consummation of the transaction. Even if the transaction has been agreed to by the management of the companies involved, its consummation may be prevented by intervention of a government regulatory agency, litigation brought by a shareholder, the failure to receive the necessary shareholder approvals, market conditions resulting in material changes in securities prices, and other circumstances, including, but not limited to, the failure to meet certain conditions customarily specified in acquisition agreements. Even if the defensive activities of a target company or the actions of regulatory authorities fail to defeat a transaction, they may result in significant delays, during which the Fund’s capital will be committed to the transaction and interest charges on any funds borrowed to finance the Fund’s activities in connection with the transaction may be incurred.

Offerors in tender or exchange offers customarily reserve the right to cancel such offers for many reasons, including an insufficient tendering from shareholders of the target company. An exchange offer or a tender offer will often be made for less than all of the outstanding securities of an issuer, with the provision that, if a greater number is tendered, securities will be accepted pro rata. Thus, after the completion of a tender offer, and at a time when the market price of the securities has declined below the Fund’s cost, the Fund may have returned to it, and be forced to sell at a loss, a portion of the securities it tendered.

In liquidations and other forms of corporate reorganizations, there is a risk that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security with a value less than the Fund’s purchase price of the underlying security. In a recapitalization, a corporation may restructure its balance sheet by selling off some assets, leveraging significantly on other assets and creating new classes of equity securities to be distributed, together with a substantial payment in cash or in cash or debt securities, to existing shareholders. In connection with such transactions, there is a risk that the value of the cash and new securities distributed will not be as high as the cost of the Fund’s original investment or that no such distribution will ultimately be made and the value of the Fund’s investment will decline. To the extent an investment in a company that has undertaken a recapitalization is retained by the Fund, the Fund’s risks will generally be comparable to those associated with investments in highly leveraged companies, generally including higher than average sensitivity to (i) short-term interest rate fluctuations, (ii) downturns in the general economy or within a particular industry, or (iii) adverse developments within the company itself.

The Adviser will attempt to assess all of the foregoing risk factors, and others, in determining the nature and extent of the investments the Fund will make in specific securities. However, many risks, such as the outcome of pending or threatened litigation, cannot be quantified.

Using Derivatives for Hedging and Non-Hedging Purposes

The Fund may, although it is under no obligation to, hedge (i.e., use various methods of seeking to preserve portfolio capital value by offsetting price changes in one investment through making another investment, the price of which should tend to move in the opposite direction) partially or wholly its investment portfolio against fluctuations in market value by investing in put and call options on securities or on groups of indices of securities, by engaging in arbitrage in options on securities, and by engaging in transactions in other financial instruments. The Fund also is authorized to use derivative instruments for non-hedging purposes in pursuit of its investment objective. There is no assurance that any of these actions will be successful, or that the Fund will employ such strategies or defensive actions at all.

Hedging activity may, in certain circumstances, reduce the risks attendant in short-selling and in taking long positions in certain transactions, and may involve the purchase or sale of a stock option on a registered options exchange and an offsetting transaction in the underlying stock, or offsetting transactions in one or more options for stock. However, if the Fund purchases an option, it must pay the price of the option and transaction charges to the broker effecting the transaction. If the option is exercised by the Fund, the total transaction costs associated with the purchase and exercise of the option may be more than the amount of the brokerage costs that would be payable if the security were to be purchased directly. If the option expires unexercised, the Fund will lose the costs associated with the option. The Fund may engage in options arbitrage transactions, and may take options into its portfolio the underlying stock of which may be a potential target security in a merger, exchange offer or cash tender offer.

Investing in derivative investments involves numerous risks. For example:

•	the underlying investment or security might not perform in the manner that the Adviser expects it to perform, which could make an effort to hedge unsuccessful
•	the company issuing the instrument may be unable to pay the amount due on the maturity of the instrument
•	certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid
•	derivatives may change rapidly in value because of their inherent leverage.

As a result, the Fund’s net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions.

Leverage; Borrowing

The Fund is authorized to borrow money for investment purposes and to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If the Fund’s investments decline in value, the loss will be magnified if the Fund has borrowed money to make its investments.

If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings, or it may be forced to sell investments at disadvantageous times to repay borrowings. The Fund’s performance may be adversely affected if it is not able to repay borrowings (because of the continuing interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. The Fund likely will sell its more liquid assets first to repay borrowings, thus increasing its concentration in less liquid securities.

The Investment Company Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an “asset coverage” of less than 300%. This could prevent the Fund from completing its repurchase offers. For this purpose, an “asset coverage” of 300% means that the Fund’s total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the Investment Company Act or the Fund’s loan agreements.

The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the holders of the Fund’s Shares, and the terms of any borrowings may contain provisions that limit certain activities of the Fund. Payments of interest and fees incurred in connection with borrowings will increase the Fund’s expense ratio and will reduce any income the Fund otherwise would have available. The Fund’s obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

To obtain “leveraged” market exposure in certain investments and in an effort to increase the overall return to the Fund of various investments, the Fund may purchase options and other instruments that do not constitute “indebtedness” for purposes of the “asset coverage” requirement. These instruments nevertheless may involve significant economic leverage and therefore involve the risks of loss described herein. In some cases, the leverage may be significant with an associated significant risk of loss.

Purchasing in Initial Public Offerings

The Fund may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the company, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for the Fund’s Shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental-stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Reliance on Key Personnel

The Fund believes that its ability to identify and invest in opportunities consistent with the Fund’s investment objective is dependent upon the investment management skills of Mr. Ned Sadaka, the Fund’s Portfolio Manager. If he were to leave Para Advisors, the Adviser may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective.

Incentive Fee

The right to the Incentive Fee may give the Adviser reason to select investments for the Fund that are riskier or more speculative than those it would select if it were paid only the Asset-Based Fee.

The Incentive Fee is accrued monthly as a liability of the Fund and so reduces the net asset value of all Shares. The repurchase price received by a shareholder whose Shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods. An Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines. No adjustment to a repurchase price will be made after it has been determined.

Whenever Shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or in respect of such dividend or distribution. For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund’s Shares are repurchased in a repurchase offer (meaning that 5% of the Fund’s assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000. However, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of Shares (including Shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding Shares increases, the per-Share amount (but not the dollar amount) of cumulative loss will be reduced. As a result, if you do not reinvest your distributions, the benefit you receive from a cumulative loss (if any) will be diluted. This means that you may bear a higher percentage Incentive Fee than you otherwise would.

For an explanation of the Incentive Fee calculation, see the section in this prospectus entitled “Management of the Fund—Incentive Fee.”

Short Selling

Short selling is a speculative investment technique that involves expenses to the Fund and the following additional risks:

•	while the potential gain on a short sale is limited, the loss is theoretically unlimited
•	it can increase the effect of adverse price movements on the Fund’s portfolio
•	the Fund may not be able to close out a short position at any particular time or at the desired price
•

the Fund may be subject to a “short squeeze” when other short sellers desire to replace a borrowed security at the same time as the Fund, thus increasing the price the Fund may have to pay for the security and causing the Fund to incur losses on the position

•	if the market for smaller capitalization or foreign companies becomes illiquid, the Fund may be unable to obtain securities to cover short positions
•	certain foreign markets may limit the Fund’s ability to short stocks.

Investments in Foreign Securities

The Fund may invest in the securities of foreign issuers. Foreign issuers are those (a) organized under the laws of, (b) whose securities have their principal trading markets in, (c) deriving at least 50% of their revenues or profits from goods sold, investments made, or services performed in, or (d) having at least 50% of their assets located in, countries other than the United States. Investments in foreign securities face specific risks, which include:

•	unfavorable changes in currency rates and exchange control regulations
•	restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital
•	reduced availability of information regarding foreign companies
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements
•	reduced liquidity and greater volatility
•	difficulty in obtaining or enforcing a judgment
•	increased market risk due to regional economic and political instability
•	increased brokerage commissions and custody fees
•	securities markets which are less developed than in the U.S. and subject to a lesser degree of supervision and regulation
•	foreign withholding taxes
•	delays in settling securities transactions
•	threat of nationalization and expropriation
•	increased potential for corrupt business practices in certain foreign countries.

High Portfolio Turnover Rate

Although the Fund seeks long-term capital appreciation, the Fund may sell securities and other investments when deemed appropriate by the Adviser, without regard to how long they have been held. As a result, the Fund’s portfolio turnover rate may be high. A high rate of portfolio turnover means that the Fund will incur higher brokerage commissions, which will reduce the Fund’s investment returns, and may result in short-term gains that will be taxable to shareholders. For the period from December 6, 2007 (the commencement of operations) through April 30, 2008, the Fund’s portfolio turnover rate was 483%.

Conflicts of Interest

Central Park Advisers and Para Advisors, or their respective affiliates, provide or may provide investment advisory and other services to various entities. Central Park Advisers and Para Advisors or their respective affiliates, and certain of their investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by Central Park Advisers, Para Advisors and their affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, Central Park Advisers and Para Advisors and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Adviser, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which Central Park Advisers or Para Advisors will cause one or more of their Other Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which Central Park Advisers or Para Advisors will consider participation by their Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

Central Park Advisers or its affiliates may have or obtain an interest in other accounts managed by Para Advisors (“Para Advisors Accounts”) on terms different than an interest in the Fund. The Para Advisors Accounts may charge fees and may be subject to incentive fees that are lower than the fees to which the Fund is subject.

Activities of the Adviser, Central Park Advisers and Para Advisors

Each of the Adviser, Central Park Advisers and Para Advisors and any agent appointed by any of them to perform any services for the Fund, shall devote so much of their time and personnel to the affairs of the Fund as may reasonably be required to perform their obligations under the Trust Agreement, any other agreement they may have with the Fund or each other or as the conduct of the business of the Fund shall reasonably require. No affiliates shall be obligated to do or perform any act or thing in connection with the business of the Fund not expressly set forth herein. The Adviser, Central Park Advisers and Para Advisors are not restricted from engaging in any type of activity with any person whatsoever, except as may be required under the Trust Agreement.

USE OF PROCEEDS

The Fund invests the net proceeds of the offering in accordance with the Fund’s investment objective and policies and principal strategies as soon as practicable (which the Fund expects to be within three months) after each closing of the offering. The Adviser’s Incentive Fee is measured from the commencement of the Fund’s operations. The Adviser has borne the non-recurring organizational costs of the Fund. The Fund incurred offering expenses of approximately $278,000 in connection with this offering.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Investment Objective

The Fund’s investment objective is to achieve capital appreciation, while seeking to moderate risk and reduce volatility compared to the general equities markets, by pursuing a variety of investment strategies. These include primarily the following strategies: event-driven strategies (principally merger arbitrage, distressed debt investing and special situation strategies), relative value strategies and capital structure arbitrage strategies. The Fund may also trade and invest in fundamentally undervalued securities by employing long-biased strategies. At any given time, however, the Fund may not invest in all of the investment strategies described in this prospectus, nor is the Fund’s allocation among strategies fixed. Additionally, the Adviser may add other investment strategies at its discretion. The Fund’s investment program is substantially similar to several client accounts currently managed under the supervision of Mr. Ned Sadaka, the Fund’s Portfolio Manager.

Additional information about the Fund’s principal investment policies and strategies, and the types of investments that are expected to be made by the Fund, is provided below. The Fund’s investment objective is a fundamental policy and may not be changed without the approval of investors. Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the investors, if the Board believes doing so would be consistent with the Fund’s investment objective.

No assurance can be given that any or all investment strategies will be successful or that the Fund will achieve its investment objective.

Principal Strategies

Event-driven strategies involve investments in companies undergoing significant corporate transactions or structural transformations. Event-driven strategies generally seek to profit from events such as a change in an issuer’s corporate or capital structure, a change in a debt repayment obligation or a management transition, and focus on earning excess return through the purchase or sale of securities based on anticipated outcomes of company specific or transaction specific situations, such as spin-offs, mergers and acquisitions, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks. The Fund expects that it will employ principally merger arbitrage, distressed investing and special situation strategies.

Merger arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction.

Distressed debt investing is investing in corporate bonds, privately held loans and other securities or obligations of companies that are highly leveraged, in financial difficulty, have filed for bankruptcy or appear likely to do so in the near future.

Special situation strategies attempt to invest in securities of issuers facing special situations, such as restructurings, spin-offs, liquidations or privatizations. These strategies seek to profit by capturing discrepancies in valuation between the current market price of a security and its expected future value based on the occurrence of these situations.

Relative value strategies seek to identify and exploit spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other. These strategies focus on generating profits resulting from the difference in price between related securities (for example, a 5-year and a 10-year bond issued by the same company), rather than because of the direction of the market. These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if the Adviser has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected, intervening events affect these relationships.

Capital structure arbitrage strategies seek to invest in multiple financial instruments of a given company that the Adviser believes have become mispriced relative to one another. The objective of this strategy is to take advantage of pricing dislocations between different securities of the same issuer, or a pair of issuers. These strategies seek to exploit pricing disparities in a single firm’s capital structure or within a parent/subsidiary capital structure. The Adviser may seek to purchase the undervalued security and sell the overvalued security, expecting the pricing disparity between the two to disappear. In the example of a single company’s capital structure, this pricing inefficiency could exist between senior versus subordinated debt of a firm or between fixed income and equity securities.

Long-Biased Strategies seek to identify securities that the Adviser believes are undervalued by the marketplace and generally involve buying a security expecting its price to increase. The Fund may utilize a variety of techniques to identify securities the Adviser believes are trading at prices below their fundamental value.

Investment Activities and Techniques

The Fund may consider engaging in the following investment activities and techniques when pursuing one or more of the principal strategies mentioned above, and any other investment strategy the Adviser may seek to employ at its discretion. Such activities and techniques have certain inherent business risks associated with them. See “Risk Factors.”

Undervalued securities. The Fund will seek to take advantage of opportunities that it believes would result in earning advantageous returns through investing in the securities of companies that the Adviser believes are relatively undervalued due to poor financial or operating performance or of which the companies’ financial strength is not recognized or reflected in the market price of such securities, have been subject to downturns in such companies’ economic sectors, which the Adviser believes may be reversed in the relatively near term, or have been subject to exaggerated market fluctuations and conditions that the Adviser believes do not reflect fundamental changes (real or perceived) in such companies’ financial health. The goal of the Fund in such investments is to seek to identify and invest in securities that have strong potential for increases in value, and in certain cases to seek to participate through its investments in the restructuring and recovery of financially distressed companies.

Overvalued securities. The Fund also may sell short securities that it believes are relatively overvalued. The Adviser will analyze such factors as company debt levels, aggressive accounting practices, potential fraud, unrealistic growth or earnings projections on the part of analysts or shareholders, competitive pressures within a company’s industry, and fundamental economic changes that may adversely affect a company’s growth and profitability. The Adviser believes that there may be opportunities at certain times in creating positions that involve long and short positions in the securities of the same issuer. For example, the Adviser intends to identify situations in which the Fund may purchase or sell a debt security, against which it may simultaneously sell or purchase an equity security of the same issuer. The Adviser believes that such paired transactions may, in certain circumstances, significantly reduce the volatility of such investments.

Bankrupt and troubled companies. The Fund may invest in securities of issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. It is anticipated that certain of such securities may not be widely traded and that the Fund’s position in such securities may be substantial in relation to the market for the securities. These types of securities require active monitoring and may, at times, require participation in bankruptcy or reorganization proceedings by the Adviser and its affiliates on behalf of the Fund. See “Risk Factors—Financial and Market Risks of Bankrupt, Multi-Event and Special Situation Companies,” above.

Trade claims and bank debt. The Fund may purchase trade receivables of financially distressed companies (i.e., the claims of trade creditors against the issuer for the payment of money in respect of goods or services provided to the company). Typically, such claims are unsecured and non-interest bearing. The Fund will seek to acquire such claims at a discount, normally through privately negotiated transactions with the creditor, with the expectation of receiving a greater amount pursuant to a judicially approved plan of liquidation or reorganization, from a resale of the claim to another investor or from an exchange of the claim for securities issued by the reorganized debtor.

The Fund may also seek to make investments in the secured and other senior debt of financially troubled companies as well as in subordinated debt and preferred stock of such companies. Investments in secured and other senior debt are protected by various types of legal safeguards and a secured debt holder typically receives both the largest distributions (as a percent of their claims) in a bankruptcy proceeding as well as the most valuable consideration (usually consisting of cash or senior secured debt). Senior unsecured debt ranks prior to all subordinated claims in a bankruptcy proceeding and typically is required to be paid in full before any of the issuing company’s subordinated debt is paid at all.

Medium and lower rated corporate debt securities. The Fund may seek to invest in corporate debt securities that are rated in the medium to lowest rating categories by Standard & Poor’s (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”), both of which are nationally recognized statistical rating organizations. Corporate debt securities rated Baa are regarded by Moody’s as being neither highly protected nor poorly secured. Interest payments and principal security with respect to these securities appear adequate to Moody’s for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities are regarded by Moody’s as lacking outstanding investment characteristics and having speculative characteristics. Corporate debt securities rated BBB are regarded by S&P as having adequate capacity to pay interest and repay principal. Such securities are regarded by S&P as normally exhibiting adequate protection parameters, although adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this rating category than in higher rated categories. Corporate debt securities that are rated B are regarded by Moody’s as generally lacking characteristics of a desirable investment. In Moody’s view, assurance of interest and principal payments or of maintenance of other terms of such securities over any long period of time may be small. Corporate debt securities rated BB, B, CCC, CC and C are regarded by S&P on balance as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. In S&P’s view, although such securities likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. BB and B are regarded by S&P as indicating the two lowest degrees of speculation in this group of ratings. Securities rated D by S&P or C by Moody’s are in default and are not currently performing. Substantial risks may be involved in investing in such securities.

Short sales. The Fund may, but is not obligated to, sell securities short. To effect a short sale, the Fund will borrow the security from a brokerage firm, or other permissible financial intermediary, and make delivery to the buyer. The Fund then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

Selling securities short involves selling securities that the Fund does not own. To make delivery to its purchaser, the Fund must borrow securities from a third party lender. The Fund will subsequently return the borrowed securities to the lender by delivering to the lender the securities it receives in the transaction or by purchasing securities in the market. The Fund generally would pledge cash with the lender equal to the market price of the borrowed securities. This deposit may be increased or decreased in accordance with changes in the market price of the borrowed securities. During the period in which the securities are borrowed, the lender typically retains its right to receive interest and dividends accruing to the securities. In exchange, in addition to lending the securities, the lender may pay the Fund a fee for the use of the Fund cash. This fee is based on prevailing interest rates, the availability of the particular security for borrowing and other market factors. Short-selling activities in the United States are subject to restrictions imposed by the United States securities laws and various stock exchanges and option exchanges on which the Fund may in the future become a member or be admitted to trading privileges. Unless the Fund owns the security it sells short, has purchased a call option respecting such security or otherwise covered or hedged such short sale, there is, in theory, no limit to the loss that the Fund could incur in connection with a short sale. See “Risk Factors—Short Selling,” above.

Convertible securities arbitrage. The Fund may, from time to time, seek to engage in convertible securities arbitrage transactions, which involve investing in the convertible securities of companies and then selling short common stock as a hedge. Convertible bonds, convertible preferred stock and mandatory convertibles are a few of the equity-linked instruments traded in this strategy. The convertible bond is a hybrid product that combines the coupon of a debt instrument with a fixed conversion rate that acts as a call option. An example of a convertible securities arbitrage transaction would be the purchase of a convertible security and an offsetting short sale of the underlying security to take advantage of a price differential in the two securities.

 Liquidations. From time to time, companies announce that they intend to pursue a plan of liquidation, under which all or substantially all of the assets of the company to be liquidated are to be sold, with the proceeds of sales ultimately to be distributed to the stockholders of the company. There may be several liquidating distributions in connection with a particular liquidation. In the case of liquidation proposals, the market value of the assets of the company to be liquidated is evaluated and a determination made of the likelihood that the transaction will occur. If the Adviser believes that the assets of the company to be liquidated are worth more than the market price of the company’s publicly traded securities, and the Adviser believes that there is a substantial likelihood that the liquidation will occur, the Fund may seek to invest in the securities of the company to be liquidated in the expectation of profiting from the differential between the cost of the securities purchased and the amount of the liquidating distributions (less any commission and fees). See “Risk Factors—Financial and Market Risks of Bankrupt, Multi-Event and Special Situation Companies,” above.

Recapitalization and share repurchase programs. The Fund may also take positions in the securities of companies that are embarking on a recapitalization or share repurchase program. Based on research, the Adviser may determine that the value of particular securities of a company will increase or decrease as the result of the recapitalization or share repurchase program and, thus, the Fund may seek to take a position in the securities that are affected by a recapitalization or share repurchase program.

New issues. The Fund may invest in equity securities purchased in initial public offerings.

Exchange–traded funds. Shares of exchange-traded funds (“ETFs”) and other similar instruments may be purchased or sold short by the Fund. An ETF is an investment company that is registered under the Investment Company Act that holds a portfolio of common stocks designed to track the performance of a particular index. ETFs sell and redeem their shares at net asset value in large blocks (typically 50,000 of its shares) called “creation units.” Shares representing fractional interests in these creation units are listed for trading on national securities exchanges and can be purchased and sold in the secondary market in lots of any size at any time during the trading day.

Instruments the Fund may purchase that are similar to ETFs represent beneficial ownership interests in specific “baskets” of stocks of companies within a particular industry sector or group. These securities also may be listed on national securities exchanges and purchased and sold in the secondary market, but unlike ETFs are not registered as investment companies under the Investment Company Act.

Investments in ETFs and other instruments involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the ETF or other instrument. In addition, an ETF may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or number of stocks held.

Because ETFs and pools that issue similar instruments bear various fees and expenses, the Fund’s investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. The Adviser may consider the expenses associated with an investment in determining whether to invest in an ETF or other instrument.

Derivatives

The Fund is authorized, but is not required, to use financial instruments, known as derivatives, to attempt to hedge portfolio risk, for cash management and for non-hedging purposes. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset.

The Fund may buy or sell put or call options on securities or indexes of securities. The Fund’s options strategies may include the purchase of puts and the simultaneous writing of calls having different strike prices to place a “collar” on a portion of the Fund’s asset value. The Fund may buy or sell these options if they are traded on options exchanges or in over-the-counter markets. A put option gives the purchaser of the option the right to sell, and obligates the writer of the put option to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer of the call option to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

The Fund may attempt to hedge against foreign currency risks, and it may enter into forward currency exchange contracts for hedging purposes and non-hedging purposes to pursue its investment objective. There can be no assurances that the Fund will engage in such strategies or that these strategies will be successful. The Adviser will consider changes in foreign currency exchange rates in making investment decisions about non-U.S. securities and, from time to time, may enter into forward currency exchange contracts (agreements to purchase or to sell U.S. dollars or non-U.S. currencies at a future date) or currency exchange swaps (agreements to exchange the right to make or receive payments in specified currencies). These transactions may help reduce the Fund’s losses on securities denominated in a currency other than U.S. dollars, but it also may reduce the potential gain on the securities depending on changes in the currency’s value relative to the U.S. dollar. See “Certain Portfolio Securities and Other Operating Policies—Foreign Securities” and “Special Investment Techniques—Derivatives” in the SAI.

Borrowing; Using Leverage

The Fund is authorized to borrow money for investment purposes and to meet repurchase requests. The use of borrowings involves a high degree of risk.See “Risk Factors—Leverage; Borrowing.”

Defensive Measures

The Fund, from time to time, may take temporary defensive positions in cash, high quality fixed-income securities, money market instruments, and money market mutual funds (the investment in which could result in additional fees being paid by the Fund), that are inconsistent with its principal strategies in an attempt to moderate extreme volatility caused by adverse market, economic, or other conditions. This could prevent the Fund from achieving its investment objective.

Other

The Fund may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool. The Fund also may lend portfolio securities.If entered into, the income earned from these practices can be used to offset the Fund’s expenses. The Fund does not intend to use these practices in a manner that would adversely affect its ability to achieve its investment objective. Repurchase agreements and stock lending involve certain risks that are described in the SAI. The Fund may purchase securities of companies worldwide.

PERFORMANCE INFORMATION

The Fund has only a limited operating history. Appendix B to this prospectus contains the actual performance of the Fund, as well as performance information for Para Advisors Accounts using the same personnel that manage the Fund in accordance with an investment program that is substantially similar to the Fund’s investment program. The information regarding Para Advisors Accounts is provided to illustrate the experience and historic investment results obtained by Para Advisors. It should not be viewed as indicative of the future investment performance of the Fund. Future investments will be made under different economic conditions and the Fund is likely to invest a substantial portion of its assets in different securities. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix B. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

MANAGEMENT OF THE FUND

General

The Fund’s Board provides broad oversight over the affairs of the Fund.

The Adviser serves as the Fund’s investment adviser, subject to the ultimate supervision of, and subject to any policies established by, the Fund’s Trustees, pursuant to the terms of the Investment Advisory Agreement.Pursuant to the Investment Advisory Agreement, the Adviser is responsible, subject to the supervision of the Trustees, for formulating a continuing investment program for the Fund.A discussion of the basis for the Board’s approving the Investment Advisory Agreement is available in the Fund’s annual report to shareholders for the annual period ended October 31, 2007.

The offices of the Adviser are located at 12 East 49th Street, New York, New York 10017.The Adviser is a joint venture between Central Park Advisers and Para Advisors. The Adviser employs the Fund’s Portfolio Manager to provide day-to-day management of the Fund’s investment portfolio, and employs Central Park Advisers’ personnel to oversee the Portfolio Manager’s activities.

Central Park Advisers, an investment adviser registered under the Advisers Act, is an independent investment advisory firm specializing in the development of alternative investment strategies. Under the control of Mr. Mitchell Tanzman and Mr. Gregory Brousseau through their controlling interests in Central Park Group, LLC, Central Park Advisers and its affiliates structure innovative investments managed by leading private equity, hedge fund, real estate and fund-of-funds sponsors.

Para Advisors, a registered investment adviser under the Advisers Act, is controlled by Mr. Ned Sadaka through his ownership interest in Para Advisors.Para Advisors commenced investment activities as a registered investment adviser in January 2006, and is the successor to Para Inc. Para Advisors, together with its predecessor Para Inc. and their affiliates, have collectively provided investment advisory services to investment partnerships and other client accounts, including collective investment vehicles, using event-driven strategies since 1991, and, as of April 30, 2008, had approximately $748 million of assets under management. Under the supervision of Mr. Sadaka, Para Advisors or its affiliates manage several client accounts with investment strategies substantially similar to those of the Fund, having aggregate net assets as of April 30, 2008 of approximately $739 million.

Portfolio Management

Mr. Sadaka is the Fund’s Portfolio Manager. As Portfolio Manager, Mr. Sadaka is primarily responsible for the day-to-day management of the Fund’s portfolio. Mr. Sadaka is responsible for, and authorized to manage, the Fund’s portfolio, including conducting investment due diligence, performing research analysis and making the ultimate selection of the Fund’s investments.

Mr. Sadaka has served as President and Manager of Para Advisors since Para Advisors commenced operations as a registered investment adviser in January 2006. Prior to that, he founded Para Inc., and oversaw the management of private funds managed by Para Inc. or its affiliates since 1986. Mr. Sadaka received an M.B.A. from the University of Chicago Graduate School of Business, an M.S. from Stanford University and a B.S. from the University of Manchester.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of Shares in the Fund.

Manager and Asset-Based Fee

The Manager provides management and administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Fund’s Board and providing other support services.

The Fund pays a monthly fee to the Manager for management and administrative services at an annual rate of 2.00% of the Fund’s average monthly net assets. The overall amount payable by the Fund and its shareholders, consisting of the Asset-Based Fee and the Incentive Fee, is higher than those paid by most other registered investment companies, but not by private funds (so-called “hedge funds”) engaging in similar strategies. The Manager pays a portion of the Asset-Based Fee to Para Advisors.

Incentive Fee

In addition to the Asset-Based Fee paid to the Manager, the Adviser will be paid Incentive Fees in an amount generally equal to 20% of the Fund’s net profits. For the purposes of calculating the Incentive Fee, net profits will be determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during a fiscal period) and the net change in unrealized appreciation or depreciation of securities positions. No Incentive Fee will be payable for any period unless losses and depreciation from prior periods have been recovered by the Fund. This is sometimes known as a “high water mark” calculation. The Adviser will be under no obligation to repay any Incentive Fees previously paid by the Fund. Thus, the payment of the Incentive Fee for a period will not be reversed by the subsequent decline of the Fund’s assets in any subsequent period.

The Fund accrues the Incentive Fee monthly based on the Fund’s investment performance. The Fund’s net asset value is reduced or increased to reflect these calculations. Accordingly, the repurchase price received by an investor whose shares are repurchased in a repurchase offer will be based on a share valuation that will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. No adjustment to a repurchase price will be made after it has been determined. However, for shareholders whose shares are not repurchased on a periodic share repurchase date, the Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines.

Incentive Fees payable, or portions thereof, are determined as of, and are promptly paid after, the last day of a fiscal period. The “fiscal period” is normally the fiscal year, except that, whenever there are share repurchases pursuant to periodic repurchase offers since the date of the end of the prior fiscal period, the period of time from the end of the last fiscal period through that date constitutes a new fiscal period. In such event, only that portion of the accrued Incentive Fee that is proportional to the assets paid in respect of such repurchase (not taking into account any proceeds from contemporaneous Share purchases or reinvestments) will be paid to the Adviser for such fiscal period.

If the Fund is in a net loss situation, there will be no accrual of Incentive Fees, and no Incentive Fees will be payable. If this situation arises, the Fund will keep track of its “cumulative loss” on a monthly basis. Each time Shares are repurchased in a repurchase offer, and each time the Fund pays a dividend or a distribution, the Fund will adjust the amount of any cumulative loss downward in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or paid in respect of such dividend or distribution, so that the repurchase of Shares or payment of a dividend or distribution has the effect of reducing the amount of cumulative loss. However, if after a loss is incurred by the Fund, there are additional sales of Shares (including Shares issued as a result of the reinvestment of dividends and distributions), the number of outstanding Shares will increase and the per-Share amount (but not the dollar amount) of cumulative loss will be reduced. As a result, if you do not reinvest your distributions, the benefit you receive from a cumulative loss (if any) will be diluted. This means that you may bear a higher percentage Incentive Fee than you otherwise would.

Very few investment advisers to registered investment companies receive an Incentive Fee similar to that to which the Adviser is entitled. However, the Incentive Fee is comparable to performance-based fees charged by private funds.

The calculation of the Incentive Fee involves complex accounting concepts. The Fund encourages you to consult with you financial adviser regarding this calculation.

Other Expenses of the Fund

The Fund bears all expenses incurred in the business of the Fund other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses borne by the Fund include:

•

all costs and expenses related to portfolio transactions and positions for the Fund’s account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends;

•	all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
•

fees of the Trustees who are not “interested persons” (as defined in the Investment Company Act) of the Fund and the costs and expenses of holding any meetings of the Board or shareholders that are regularly scheduled, permitted or required to be held under the terms of the Trust Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser, the Manager or the Trustees;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
•

all expenses of computing the Fund’s net asset value, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
•	the fees of custodians and other persons providing administrative services to the Fund; and
•	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser and the Manager for any of the above expenses that they pay on behalf of the Fund.

Additional Administrative and Custodial Services

Citi Fund Services Ohio, Inc., as the Fund administrator, performs certain administration, accounting and shareholder services for the Fund. In consideration for these services, the Fund pays Citi Fund Services Ohio, Inc., a fee based on the average net assets of the Fund (subject to certain minimums), and will reimburse Citi Fund Services Ohio, Inc. for out-of-pocket expenses.

Union Bank of California, N.A., 350 California Street, San Francisco, California 94104, acts as custodian for the Fund’s assets.

SHAREHOLDER QUALIFICATIONS

Shares in the Fund are offered only to shareholders who are “qualified clients” as such term is defined in Rule 205-3 under the Advisers Act, as that rule may be amended from time to time. Currently, qualified clients include natural persons and companies (other than investment companies) that have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000, or who meet the standard for a “qualified purchaser” in the Investment Company Act and the rules thereunder. Qualified clients also include certain knowledgeable employees who participate in Central Park Advisers’ investment activities. All of these persons are referred to in this prospectus as “Qualified Investors.” You must complete and sign a shareholder certification before you may invest. If your shareholder certification is not received and accepted by the Distributor by the applicable Closing Date, your order will not be accepted. A form of shareholder certification is included as Appendix A to this prospectus. The Fund will not be obligated to sell to brokers or dealers any Shares that have not been placed with Qualified Investors.

REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting Shares (as defined in the Investment Company Act), provide that each quarterly period, the Fund intends to make an offer to repurchase a portion of its outstanding Shares from shareholders who request repurchases. Shares will normally be repurchased at the net asset value per Share determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) within a maximum of 14 days after the repurchase offer ends as described below.

No Right of Redemption or Transfer

The Fund is not expected to be listed on a national stock exchange. No public market exists for Shares, and none is expected to develop. As a result, liquidity will be provided to investors principally through quarterly repurchase offers. With very limited exceptions, Shares are not transferable.

Repurchases of Shares

The Fund has an interval fund structure, pursuant to which it intends to make quarterly offers to repurchase at net asset value between 5% and 25% of its outstanding Shares in the Board’s discretion. Currently, the Fund expects to offer to repurchase 25% of its outstanding Shares every January, April, July and October. The Fund intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities, or by borrowing to finance the repurchases. The repurchase offers are made pursuant to fundamental policies of the Fund that may be changed only with the approval of the Fund’s shareholders.

Repurchases of Shares may decrease the Fund’s total assets and accordingly may increase its expenses as a percentage of average net assets. Further, interest on any borrowings to finance any such share repurchase transactions may reduce the Fund’s returns.

The Fund will make quarterly offers to repurchase Shares pursuant to Rule 23c-3 under the Investment Company Act, and the Trustees may place such conditions and limitations on the repurchase offers as may be permitted under that rule. The deadline by which the Fund must receive repurchase requests submitted by shareholders in response to each repurchase offer (the “repurchase request deadline”) will be generally on or about the 18th day in the months of January, April, July and October or, if the 18th day is not a business day, on the next business day. The date on which the repurchase price for Shares is to be determined will be generally the last day of the month (the “repurchase pricing date”), but shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day).

Repurchase offers may be suspended or postponed only under certain circumstances as provided for in Rule 23c-3 under the Investment Company Act. If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

Prior to the commencement of a repurchase offer, the Fund will send a notification of the offer to shareholders. The notification will specify, among other things:

•	the percentage of Shares that the Fund is offering to repurchase;
•	the date on which a shareholder’s repurchase request is due;
•	the date that will be used to determine the Fund’s net asset value applicable to the Share repurchase;
•	the date by which shareholders will receive the proceeds from their Share sales; and
•	the net asset value of the Shares of the Fund no more than 7 days prior to the date of the notification.

The Fund will send this notification between 21 and 42 days before each repurchase request deadline. A shareholder’s broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased Shares.

The repurchase request deadline will be strictly observed. If a shareholder’s broker, dealer or other financial intermediary fails to submit a shareholder’s repurchase request in good order by the due date, the shareholder will be unable to liquidate the Shares until the next three-month period, and the shareholder will have to resubmit the request in that subsequent period. Shareholders should advise the Fund or their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the repurchase request deadline.

The Trustees will, in the exercise of their duties and subject to applicable law, determine the repurchase offer amount based upon such considerations as market demand and the Fund’s net asset value per share. There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the repurchase offer amount determined by the Trustees for each repurchase offer sets a maximum number of Shares that may be purchased by the Fund. If a repurchase offer is over-subscribed, the Fund may, but is not obligated to, repurchase additional Shares, but only up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

If prorating is necessary, the Fund will send a notice of proration on the business day following the due date. The number of Shares each investor asked to have repurchased will be reduced by the same percentage. If any Shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholder’s repurchase request will not be given any priority over other shareholders’ requests at this later date. Thus, there is a risk that the Fund may not purchase all of the Shares a shareholder wishes to sell in a given three-month period, or in a subsequent three-month period. In anticipation of the possibility of prorating, some shareholders may tender more Shares than they wish to have repurchased in a particular three-month period, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their Shares as they desire to sell.

All repurchase offer materials will be mailed to shareholders of record before commencement of a  repurchase offer. Shareholders whose Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares in the repurchase offer.

In addition, the Fund may repurchase all or a portion of a shareholder’s Shares if, among other reasons, the Board determines that continued ownership of such Shares by the shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

Determination of Repurchase Price

Repurchase prices are set at a price equal to the net asset value per Share of the Fund as of a specified date that occurs after the repurchase request deadline, which shall be specified in the notice. The Fund’s net asset value per Share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it also may change materially shortly after a repurchase request deadline and the repurchase pricing date. Such changes may be more pronounced and more rapid than with other funds because of the Fund’s investment objective and policies and the potential for Incentive Fees. Payment for tendered Shares will be distributed no later than seven days after the repurchase pricing date.

Net asset value per share is calculated each business day during the five business days preceding the repurchase request deadline as of the close of business on the NYSE. The method by which the Fund calculates its net asset value is discussed under the caption “Calculation of Net Asset Value” and additional risks are discussed under “Risk Factors—Limited Liquidity.” Shareholders who wish to obtain the net asset value per share during this period should contact the Fund, the Fund’s administrator, or their financial adviser.

Impact of Repurchase Policy

From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See “Risk Factors—Leverage; Borrowing.”

A shareholder who tenders Shares for repurchase generally will have a taxable event.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling Fund investments, the Fund may hold a larger proportion of its total assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Conducting repurchase offers at other than fiscal year end may require the Fund to pay the Adviser a portion of its Incentive Fee accrued through the date of repurchase where, if such repurchase offer had not occurred, the Adviser might not have been eligible to receive an Incentive Fee for the entire fiscal year. Conversely, if at the time of a repurchase offer the Fund has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets paid to Shareholders with the result that the Adviser will be in a better position to eventually earn an Incentive Fee.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.

CALCULATION OF NET ASSET VALUE

The Fund typically will compute its net asset value daily in accordance with the procedures set forth below.

Domestic exchange traded and NASDAQ-listed equity securities (other than options) will be valued at their last closing sale prices as reported on the exchanges where those securities are traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Board will periodically monitor the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board to represent fair value. If in the view of the Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request that the Board, or a committee thereof, instead value the security at fair value. In any such situation, the Board, or a committee thereof, will consider the recommendation of the Adviser, and, if it determines in good faith that an override of the value assigned to the security under the procedures described above is warranted, will value the security at fair value as determined by the valuation committee in good faith.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. New York time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets if the Board’s judgments regarding appropriate valuations should prove incorrect. The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund’s net asset value. As a result, the Fund’s issuance or repurchase of its Shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund’s investments will also affect the amount of the Asset-Based Fee and Incentive Fee. See “Risk Factors—Incentive Fee.” All fair value determinations by the Adviser are subject to ratification by the Board.

Expenses of the Fund, including the Asset-Based Fee and the Incentive Fee and the costs of any borrowings are accrued monthly and taken into account for the purpose of determining net asset value. See “Risk Factors—Incentive Fee.”

DESCRIPTION OF SHARES

General

The Fund is an unincorporated statutory trust organized under the laws of the state of Delaware. The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send periodic reports (including financial statements), when available, to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. Any transfer of Shares will be void if made (i) to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current net asset value. This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, Shares are not transferable and liquidity will be provided principally through limited repurchase offers. See “Risk Factors—Limited Liquidity.”

In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.

TAXES

The Fund intends to qualify and has elected to be treated as a regulated investment company (a “RIC”) under the Code. As a RIC, the Fund will generally be exempt from federal income taxes on net investment income and capital gain distributed to shareholders, as long as at least 90% of the Fund’s investment income and net short-term capital gains are distributed to shareholders each year. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, then the Fund will be subject to a 4% tax on the undistributed amounts.

Dividends from net investment income and distributions from net short-term capital gain are taxable as ordinary income and, to the extent attributable to dividends received by the Fund from U.S. corporations, may be eligible for a dividends-received deduction for shareholders that are corporations. Further, for taxable years beginning on or before December 31, 2010, to the extent such dividends are attributable to dividends received by the Fund from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income”, which is subject to tax at rates equivalent to long-term capital gain tax rates (which currently reach a maximum of 15%), by shareholders that are individuals. Distributions from net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) are taxable as long-term capital gain, regardless of how long Shares have been held by the shareholder, and are not eligible for the dividends-received deduction or treatment as “qualified dividend income.” The tax treatment of dividends and capital gain distributions is the same whether you take them in cash or reinvest them to buy additional Fund Shares.

When you sell Shares or have Shares repurchased by the Fund, any gain or loss you realize will generally be treated as a long-term capital gain or loss if you held your shares for more than one year, or as a short-term capital gain or loss if you held your Shares for one year or less. Any such loss realized will be disallowed to the extent the Shares disposed of are replaced (including through reinvestment of dividends) with substantially similar shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. Further, if you sell Shares on which a long-term capital gain distribution has been received and you held the Shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

The Fund does not intend to operate so as to be permitted to “pass-through” to its shareholders credit for foreign taxes, if any, payable by the Fund. Certain foreign currency gains or losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income or loss may increase or decrease (or possibly eliminate) the Fund’s income available for distribution. If, under the rules governing the tax treatment of foreign currency gains and losses, the Fund’s income available for distribution is decreased or eliminated, all or a portion of the dividends declared by the Fund may be treated for federal income tax purposes as a return of capital or, in some circumstances, as capital gains. Generally, a shareholder’s tax basis in Fund shares will be reduced to the extent that an amount distributed to such shareholder is treated as a return of capital.

The Fund expects that each January, the Fund will send shareholders information on the tax status of any distribution made during the previous calendar year. Because each shareholder’s situation is unique, you should always consult your tax advisor concerning the effect income taxes may have on your individual investment.

If a shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, shareholders of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their individual circumstances.

Fund distributions may be subject to state and local taxes. You should consult with your own tax advisor regarding the particular consequences of investing in the Fund.

PLAN OF DISTRIBUTION

General

Foreside Fund Services, LLC, the Fund’s principal underwriter, acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund also may distribute Shares through brokers or dealers with which it has entered into distribution agreements. Additionally, the Fund may itself accept offers to purchase Shares that it receives directly from investors. The Fund is not obligated to sell to a broker or dealer any Shares that have not been placed with Qualified Investors. The Distributor compensates the Distributor’s financial advisors, as well as third-party securities dealers and other financial industry professionals, in connection with the sale and distribution of Shares. The Fund may also enter into shareholder administrative or servicing agreements with third party broker-dealers; the Manager will be responsible for any fees payable under such administrative or servicing agreements.

The Manager or its affiliates, in the Manager’s discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of the Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Manager or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Manager may reasonably request. Servicing compensation will generally be paid on at least a quarterly basis and will not exceed an annual rate of 0.25% of the amount of client assets being serviced (the “Servicing Compensation”).

Neither the Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Shares.

A shareholder’s purchase amount will be deposited into an escrow account set up at Union Bank of California, N.A. for the benefit of the shareholder. The purchase amount will be released from the escrow account once the shareholder’s order is accepted.

The Fund has agreed to indemnify the Distributor, its affiliates, the Adviser, the Manager, Para Advisors and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person’s duties.

The Distributor’s principal business address is Two Portland Square, Portland, Maine 04101.

Purchase Terms

Sales of Shares will be made only to Qualified Investors who have completed and returned a shareholder certification form (included as Appendix A to this prospectus), and whose shareholder certification has been accepted, before a Closing Date. Generally, the stated minimum investment is Shares with an initial value of at least $100,000. The investment minimum may be waived in the Manager’s sole discretion, but not below $25,000 (inclusive of placement fee). If you want to purchase Shares with a value of less than $100,000, you should speak with your financial advisor. The Fund may vary the investment minimum from time to time. Shareholders may be charged a sales load of up to 3%. The amount of the sales load to which a shareholder will be subject will be determined by the shareholder and its broker-dealer.

Additional Sales

From time to time, the Fund may sell additional Shares to Qualified Investors. The minimum additional investment in the Fund is $25,000. For employees or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisors engaged on behalf of the Fund, and members of their immediate families, the minimum required initial investment in the Fund is $25,000.

DISTRIBUTION POLICY; DIVIDENDS

The Fund expects that dividends will be paid annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the Shares may vary in amount depending on investment income received and expenses of operation.

Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually. In addition, depending upon the performance of the Fund’s investments, the related growth of the Fund’s net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes – that is to say, the Fund will effectively be returning to each shareholder a portion of the shareholder’s initial investment in the Fund. A return of capital will not be taxable to shareholders at the time of its payment. It will, however, decrease a shareholder’s tax basis in his or her Shares. For example, if a shareholder has a basis in his Shares of $100,000 and then receives a return of capital of $5,000, the investor will not have to pay taxes on the return of capital when the shareholder receives it. However, the shareholder’s tax basis in his Shares will be reduced from $100,000 to $95,000. If the shareholder later tenders his shares for $105,000, the shareholder will have a taxable gain of $10,000 instead of only $5,000 had there not been any prior return of capital. Assuming the gain is long-term, the investor’s capital gains taxes will have increased from $750 to $1,500. See “Taxes.”

The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive in respect of Shares.

A shareholder’s dividends and capital gain distributions will be automatically reinvested if the shareholder does not instruct his broker or dealer otherwise. A shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders may elect initially not to reinvest by indicating that choice on the Investor Certification attached to this prospectus as Appendix A. Shareholders are free to change their election at any time by contacting the Fund’s administrator or by contacting their broker or dealer, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

The Fund reserves the right to suspend at any time the ability of shareholders to reinvest distributions and to require shareholders to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund may determine to do so if, for example, the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

GENERAL INFORMATION

The Fund is a Delaware statutory trust organized as a diversified closed-end management investment company registered under the Investment Company Act. The Fund was formed under the name Central Park Group Multi-Event Fund on November 21, 2006. The Fund’s address is c/o Central Park Advisers, LLC, 12 East 49th Street, New York, New York 10017.

TABLE OF CONTENTS OF THE SAI

Page

ADDITIONAL INVESTMENT POLICIES	1
REPURCHASES AND TRANSFERS OF INTERESTS	6
TRUSTEES	7
CODE OF ETHICS	10
PROXY VOTING POLICIES AND PROCEDURES	10
INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES	11
CONFLICTS OF INTEREST	13
TAX ASPECTS	15
BROKERAGE	18
ADDITIONAL INFORMATION ABOUT THE FUND	19
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	19
CUSTODIAN	19
FINANCIAL STATEMENTS	20

Appendix A

SIGNATURE REQUIRED

ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED A CENTRAL PARK GROUP MULTI-EVENT FUND PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND. Please promptly return completed, executed Investor Certification (either (1) to the Fund c/o Central Park Advisers, LLC via Fax: (212) 212-813-1543 OR Mail: Central Park Advisers, LLC, 12 East 49th Street, New York, NY 10017, or (2) to Citi Fund Services Ohio, Inc, the Fund’s administrator, via Mail: 3435 Stelzer Road, Columbus, Ohio 43219. Generally, this Investor Certification must be received by the 24th of the month to invest in the Fund’s next monthly closing.

CENTRAL PARK GROUP MULTI-EVENT FUND INVESTOR CERTIFICATION

This certificate relates to Central Park Group Multi-Event Fund (the “Fund”) and is given to you with respect to a potential investment in the Fund.

I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth* in excess of $1.5 million (the “Net Worth Requirement”); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a “Plan”) that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940, as amended,  based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am aware of the Fund’s incentive fee and limited provisions for transferability and withdrawal and have carefully read and understand the “Management of the Fund - Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers” provisions in the prospectus.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, including income tax regulations (the “Code”)) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 30 days of the date that I become a foreign person or entity. Under penalties of perjury, I certify that (1) my name, U.S. taxpayer identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct, and (2) I am not subject to backup withholding because (a) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the Internal Revenue Service has notified me that I am no longer subject to backup withholding.

If I am a Plan, an IRA or another benefit plan investor (a “Benefit Plan”), I have consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under ERISA and the Code, and the fiduciary executing this certification on behalf of the Benefit Plan (the “Fiduciary”), which for an IRA is the individual that established the IRA, represents and warrants that: A) the Fiduciary has considered the following items and has determined that an investment is consistent with the Fiduciary’s responsibilities under ERISA: i) the Fiduciary’s investment standards under ERISA in the context of the Benefit Plan’s particular circumstances; ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and iii) the risks associated with an investment and the fact that the Undersigned will be unable to redeem the investment except as set forth in the prospectus; and B) the Fiduciary: i) is solely responsible for the decision to invest; ii) is independent of the Fund, Central Park Para Management, L.L.C., the Trustees, or any of their affiliates, (collectively, the “Affiliates”); iii) is qualified to make such investment decision; and iv) in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Affiliates.

I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect.

DIVIDEND REINVESTMENT
I understand that if I do not check the following box, dividends and capital gains distributions for my account will be automatically reinvested in Shares of the Fund:
☐ I do not wish to have dividends and capital gains distributions reinvested in Shares of the Fund (all dividends and capital gains distributions will be paid in cash)

ELECTRONIC DELIVERY
☐ By checking this box, I hereby consent to have all future Fund-related documents delivered to me electronically to the following e-mail address: ________________________

Your consent will apply to ALL Fund-related documents. In giving your consent, please note that many of the documents will contain confidential information that is specific to your personal financial matters. Regardless of the delivery method you select, the Fund will take reasonable precautions to ensure the integrity, confidentiality and security of the documents, but will not be liable for any interception. If you consent to electronic delivery, each document will be delivered to you by sending you an e-mail that contains a copy of the document. The Fund will use the e-mail address that is in its records. Your initial consent noted above will take effect immediately and will remain in effect as long as you maintain an investment in the Fund or until you notify the Fund of a change. You may revoke your consent to receive electronic delivery of documents or update your address at any time by notifying the Fund. If you revoke your consent to receive electronic delivery, the Fund will begin to send paper copies of documents within 30 days of receiving your notice. The Fund does not impose any additional charge for electronic delivery.

☐	Please check this box if this is an additional investment in the Fund.

The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

SIGNATURE REQUIRED
Account Number:		Shareholder Signature: __________________	Date: __________

☐☐☐☐☐☐☐☐☐		Print Shareholder Name: __________________________________

SSN/TAX ID Number:		Joint Tenant Signature: ___________________________________
(If joint tenants, both must sign.)
☐☐☐☐☐☐☐☐☐
Print Name of Joint Tenant: _______________________________
Shareholder Address:
Print Advisory Firm Name: _______________________________

Advisory Firm Telephone #: ______________________________

* As used herein, “net worth” means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining “net worth,” the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

Appendix B

FUND PERFORMANCE INFORMATION
CENTRAL PARK GROUP MULTI-EVENT FUND
AS OF APRIL 30, 2008

MONTHLY RETURNS

Year	January	February	March	April	May	June	July	August	September	October	November	December	YEAR
2007												0.32%	0.32%
2008	-2.54%	3.49%	-3.38%	0.25%									-2.30%

COMPOSITE ERFORMANCE INFORMATION OF PARA ADVISORS LLC

Para Advisors LLC (“Para Advisors”) employs an investment program for Central Park Group Multi-Event Fund (the “Fund”) that is substantially the same as the investment program that it employs in managing various other investment accounts that have investment objectives, programs, policies and strategies that are substantially the same as those of the Fund (the “Other Accounts”) and that had aggregate net assets as of April 30, 2008 of approximately $739 million. The personnel of Para Advisors who are responsible for managing the investment portfolio of the Fund manage the investment portfolios of the Other Accounts.  As of April 30, 2008, Para Advisors had total assets under management of approximately $748 million.

Because of the similarity of investment programs, as a general matter, Para Advisors will consider participation by the Fund in all appropriate investment opportunities that are under consideration by Para Advisors for the Other Accounts. Para Advisors will evaluate for the Fund and for the Other Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Other Accounts at a particular time. Because these considerations may differ for the Fund and the Other Accounts in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and each of the Other Accounts will differ. See “Conflicts of Interest.”

THE TABLE ON PAGE B-2 SETS FORTH FOR THE PERIODS INDICATED COMPOSITE MONTHLY PERFORMANCE INFORMATION OF ALL OTHER ACCOUNTS MANAGED BY PARA ADVISORS THAT HAVE INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES THAT ARE SUBSTANTIALLY SIMILAR TO THE FUND. THE FOLLOWING TABLES ON PAGE B-4 PRESENT ANNUAL PERFORMANCE INFORMATION FOR THE OTHER ACCOUNTS AND FOR VARIOUS INDICES. THE RETURNS SHOWN FOR THE OTHER ACCOUNTS REFLECT THE ACTUAL FEES AND EXPENSES INCURRED BY THE OTHER ACCOUNTS. THE TABLES SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THE FUND’S FEES AND EXPENSES MAY BE HIGHER THAN THOSE OF EACH OF THE OTHER ACCOUNTS.

ACCORDINGLY, HAD THE OTHER ACCOUNTS’ PERFORMANCE RECORDS REFLECTED THE FUND’S FEES AND ESTIMATED EXPENSES, THE OTHER ACCOUNTS’ RETURNS SHOWN IN THE TABLE MAY HAVE BEEN LOWER. FURTHERMORE, THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THE OTHER ACCOUNTS. UNLIKE THE FUND, CERTAIN OF THE OTHER ACCOUNTS ARE NOT SUBJECT TO CERTAIN INVESTMENT LIMITATIONS IMPOSED BY APPLICABLE SECURITIES LAWS, OR TO THE SAME REQUIREMENTS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, TO WHICH THE FUND IS SUBJECT, WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE OTHER ACCOUNTS’ PERFORMANCE. THE FUTURE PERFORMANCE OF THE FUND, THE OTHER ACCOUNTS AND THE VARIOUS INDICES MAY DIFFER.

COMPOSITE PERFORMANCE INFORMATION OF OTHER ACCOUNTS

AS OF APRIL 30, 2008

MONTHLY RETURNS (1)

Year	January	February	March	April	May	June	July	August	September	October	November	December	Year
1991	0.86%	4.65%	-0.16%	6.37%	4.66%	0.65%	2.62%	2.88%	0.18%	1.76%	0.20%	0.58%	28.08%
1992	4.04%	3.43%	2.31%	2.51%	1.93%	0.03%	-0.68%	-0.43%	1.23%	0.03%	2.52%	2.57%	21.17%
1993	3.95%	2.52%	1.65%	1.50%	3.31%	1.56%	2.38%	2.20%	1.68%	0.71%	-0.28%	1.42%	25.01%
1994	2.06%	-1.82%	-0.89%	-2.75%	2.53%	-1.20%	3.98%	3.07%	0.68%	-0.93%	-0.99%	0.55%	4.12%
1995	2.78%	0.92%	2.02%	0.37%	1.05%	3.51%	3.25%	2.49%	0.54%	-0.93%	1.32%	1.38%	20.27%
1996	3.08%	2.69%	2.20%	1.32%	1.89%	0.37%	-0.82%	1.51%	2.76%	0.00%	2.19%	0.18%	18.72%
1997	2.28%	1.16%	1.59%	0.94%	3.11%	2.16%	5.02%	0.26%	3.31%	-0.11%	1.16%	1.34%	24.48%
1998	-0.17%	2.71%	2.50%	0.10%	-0.85%	0.18%	-0.38%	-5.51%	0.94%	2.36%	2.83%	2.00%	6.60%
1999	1.02%	0.23%	1.64%	5.00%	1.42%	2.22%	0.48%	-1.85%	-0.15%	0.33%	0.85%	3.82%	15.89%
2000	1.40%	3.23%	0.71%	-0.76%	1.12%	1.54%	0.70%	2.38%	-0.75%	0.54%	-0.90%	1.12%	10.74%
2001	2.49%	-0.09%	-0.17%	1.48%	2.08%	-1.24%	-1.00%	-0.03%	-2.31%	-0.17%	1.06%	0.12%	2.15%
2002	-0.28%	-0.11%	1.32%	0.05%	-0.34%	-4.28%	-2.54%	-0.47%	-1.53%	-0.50%	3.91%	0.04%	-4.81%
2003	2.65%	0.09%	1.12%	3.59%	3.35%	1.96%	0.70%	0.78%	1.54%	3.60%	1.03%	3.08%	26.07%
2004	1.71%	0.52%	-0.72%	-0.62%	-0.16%	1.13%	-1.45%	0.80%	1.45%	0.97%	3.22%	1.99%	9.11%
2005	-0.68%	1.94%	-1.86%	-1.71%	1.44%	1.28%	2.38%	0.27%	0.80%	-2.42%	1.49%	0.56%	3.39%
2006	2.47%	-0.25%	2.08%	2.19%	-2.61%	-0.61%	-0.46%	1.84%	0.73%	1.90%	1.76%	1.07%	10.44%
2007	2.17%	1.26%	1.17%	2.28%	2.26%	-0.74%	-3.55%	-1.31%	2.80%	1.09%	-4.81%	0.11%	2.41%
2008	-2.88%	4.05%	-3.42%	0.96%									-1.47%

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

The notes below refer to the tables on the prior and following pages.

(1) These tables present the investment performance of the Other Accounts. The information contained in these tables was prepared by Para Advisors based on the following facts and assumptions:

(a) The composite performance information is an asset-weighted average of the returns of each of the Other Accounts.

(b) The Other Accounts’ returns take into account each Other Account’s actual fees and expenses.

The returns do not reflect the reinvestment of any distributions made by the Other Accounts. The Fund’s fees and expenses may be higher than those of each of the Other Accounts.

(c) The composite performance information for the Other Accounts includes the performance from January 1991 through April 30, 2008 of between one and 9 accounts, including both managed accounts and domestic and offshore private funds. Aggregate assets under management in the Other Accounts [ranged from an initial value as of January 1991 of approximately $7.1 million, to a high of approximately $1.2 billion as of September 2005. The composite performance information for the Other Accounts was not prepared in compliance with the GIPS® standards (Global Investment Performance Standards).

(2) Does not reflect fees or expenses of any kind.

(3) The Standard & Poor’s 500 Stock Index with Dividends Reinvested is a market capitalization-weighted index made up of the 500 US companies with the largest market capitalizations.

(4) The Russell 2000 Index represents the largest 2,000 U.S. equities in market capitalization following the top 1,000 U.S. equities. Composition of the index is based solely on market capitalization, and its composition can change at any time.

(5) The Lehman Aggregate Bond Index is a benchmark index made up of the Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, which, in the aggregate, represent fixed-income securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

(6) Returns and Risk numbers are measured from the commencement of Para Advisors’ management of the Other Accounts in January 1991.

(7) A statistical measure of dispersion around a set of observations about their mean or other measure of central tendency.

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Accounts. Past performance is not indicative of future results or performance of any account managed by Para Advisors, or of the Fund. There is no guarantee that the Fund will achieve its investment objective.

COMPOSITE PERFORMANCE INFORMATION

OF OTHER ACCOUNTS AND VARIOUS INDICES

AS OF APRIL 30, 2008

ANNUAL RETURNS

	Other Accounts (1)	S&P (2, 3)	Russell (2, 4)	Lehman (2, 5)
1991	28.08%	30.40%	43.68%	16.00%
1992	21.17%	7.61%	16.36%	7.40%
1993	25.01%	10.04%	17.00%	9.75%
1994	4.12%	1.32%	-3.18%	-2.92%
1995	20.27%	37.54%	26.22%	18.48%
1996	18.72%	22.94%	14.76%	3.61%
1997	24.48%	33.35%	20.52%	9.68%
1998	6.60%	28.58%	-3.45%	8.67%
1999	15.89%	21.04%	19.62%	-0.83%
2000	10.74%	-9.10%	-4.20%	11.63%
2001	2.15%	-11.88%	1.04%	8.42%
2002	-4.81%	-22.09%	-21.58%	10.26%
2003	26.07%	28.67%	45.37%	4.11%
2004	9.11%	10.87%	17.00%	4.34%
2005	3.39%	4.91%	3.32%	2.43%
2006	10.44%	15.78%	17.00%	4.33%
2007	2.41%	5.50%	-2.75%	6.96%
2008*	-1.47%	-5.03%	-6.51%	1.93%

RISK STATISTICS

	AVERAGE ANNUAL RETURNS SINCE JANUARY 1991 (6)	STANDARD DEVIATION (7)
OTHER ACCOUNTS (1)	12.39%	6.30%
S&P 500 (2, 3)	10.84%	13.49%
RUSSELL 2000 (2,4)	10.24%	17.57%
LEHMAN AGGREGATE (2, 5)	7.04%	3.69%

* January 1 – April 30, 2008.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

The information in this Statement of Additional Information is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

CENTRAL PARK GROUP MULTI-EVENT FUND

12 East 49th Street

14th Floor

New York, NY 10017

(212) 317-9200

—————————

July 2, 2008

—————————

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to, and should be read in conjunction with, the prospectus of Central Park Group Multi-Event Fund (the “Fund”), dated July 2, 2008. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

Page

ADDITIONAL INVESTMENT POLICIES	1
REPURCHASES AND TRANSFERS OF INTERESTS	6
TRUSTEES	7
CODE OF ETHICS	10
PROXY VOTING POLICIES AND PROCEDURES	10
INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES	11
CONFLICTS OF INTEREST	13
TAX ASPECTS	15
BROKERAGE	18
ADDITIONAL INFORMATION ABOUT THE FUND	19
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	19
CUSTODIAN	19
FINANCIAL STATEMENTS	20

ADDITIONAL INVESTMENT POLICIES

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Fund’s prospectus dated, July 2, 2008 (the “Prospectus”). Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the “Shares”), are listed below. For the purposes of this statement of additional information (the “SAI”), “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy; or (b) of more than 50% of the outstanding Shares, whichever is less. The Fund has adopted a fundamental policy for its interval fund structure. The Fund may not:

•

Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets).

•

Issue senior securities, except to the extent permitted by Section 18 of the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

•

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities.

•

Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act.

•

Purchase, hold or deal in real estate, except that it may invest in securities or other instruments that are secured by real estate, or securities of companies that invest or deal in real estate or interests in real estate or are engaged in a real estate business.

•	Invest in commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indexes, and options on indexes.
•	Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that U.S. Government securities may be purchased without limitation.

With respect to these investment restrictions, other than as respects borrowing, and other policies described in this SAI, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

The types of securities or investment techniques that may be employed by the Fund in accordance with the Investment Company Act, which may give rise to senior securities within the meaning of the Investment Company Act (among other reasons, to the extent they are not “covered” or assets are not “segregated” in respect of the portion, within the meaning of the Investment Company Act) include: short sales, certain options, futures and forward and swap contracts.

The Fund’s investment objective is fundamental and may not be changed without the vote of a majority of the outstanding Shares.

Certain Portfolio Securities and Other Operating Policies

Foreign Securities

General. The Fund may invest in securities of foreign issuers. Foreign securities in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and may not be publicly traded. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. These factors are listed in the Prospectus under “Risk Factors—Investments in Foreign Securities.”

The Fund may, but is not required to, attempt to hedge against foreign currency risks, and it may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between the Fund’s foreign securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund’s investment objective, such as when Central Park Para Management, L.L.C. (the “Adviser”) anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund’s investment portfolio. The Fund also may engage in currency exchange swaps (agreements to exchange the right to make or receive payments in specified currencies). These transactions may help reduce the Fund’s losses on securities denominated in a currency other than the U.S. dollar, but it also may reduce the potential gain on the securities depending on changes in the currency’s value relative to the U.S. dollar. There can be no assurance the Fund will engage in these strategies or that these strategies will be successful. See “—Special Investment Techniques.”

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds (the investment in which could result in additional fees being paid by the Fund), or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. The Fund also may invest in these instruments pending allocation of the offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. The Fund does not intend to invest in money market instruments in pursuit of capital appreciation.

Special Investment Techniques

The Fund may use a variety of special investment techniques to hedge a portion of its investment portfolio against various risks or other factors that generally affect the values of securities, for cash management and for non-hedging purposes to pursue the Fund’s investment objective. These techniques may involve the use of derivative transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities. To the extent necessary to comply with Securities and Exchange Commission (the “SEC”) staff positions, the Fund will segregate liquid assets in respect of its derivative positions.

Derivatives. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund’s performance.

If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund’s return or result in a loss. The Fund also could experience losses if its derivatives are poorly correlated with its other investments, or if the Fund is unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Options. The Fund may engage in options transactions. The Fund also may invest in so-called “synthetic” options (which generally are privately negotiated options that are exclusively cash-settled) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. These options also may be illiquid and, in such cases, the Fund may have difficulty closing out its position. It is the position of the SEC staff that over-the-counter options, and the securities used to cover them, are illiquid. Over-the-counter options purchased and sold by the Fund also may include options on baskets of specific securities.

The Fund may purchase and sell call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options.

A covered call option—a call option with respect to which the Fund owns the underlying security—that is sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option—a put option with respect to which the Fund has segregated cash or liquid securities to fulfill the obligation undertaken—that is sold by the Fund exposes the Fund during the term of the option to a decline in price of the underlying security while depriving the Fund of the opportunity to invest the segregated assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it had previously written on such security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily make a similar “closing sale transaction,” which involves liquidating the Fund’s position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so.

Warrants. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities. Warrants do not carry with them the right to dividends or voting rights with respect to the securities they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities or commodities, and a warrant ceases to have value if it is not exercised prior to its expiration date.

Swap Agreements. The Fund may enter into interest rate, equity, index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so. Swap agreements are two-party contracts entered into primarily by institutional shareholders for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index.

The Fund may purchase cash-settled options on swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms and may be considered to be illiquid.

Most swap agreements entered into by the Fund would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund contractually is entitled to receive.

Call And Put Options On Securities Indexes. The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks that comprise the index. Accordingly, successful use by the Fund of options on stock indices will be subject to the Adviser’s ability to correctly predict movements in the direction of the stock market generally or segments thereof. This requires different skills and techniques than forecasting changes in the price of individual stocks.

Lending Portfolio Securities

The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities, which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ cash collateral. Interest earned may offset, and thus reduce, Fund expenses. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund’s total assets, and, in respect of such transactions, the Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund. The Fund does not intend to lend portfolio securities in pursuit of capital appreciation.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund intends to commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund’s net assets. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Other Investments

The Fund may invest in other securities and instruments which are not presently contemplated for use by the Fund or which are not currently available but may be developed, to the extent that such opportunities are both consistent with the Fund’s investment objective and legally permissible for the Fund.

REPURCHASES AND TRANSFERS OF INTERESTS

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value Shares of a shareholder, or any person acquiring Shares from or through a shareholder, if:

•	the Shares have been transferred or have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder;
•

ownership of the Shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the Shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences;

•	the shareholder owns Shares having an aggregate net asset value less than an amount determined from time to time by the Trustees;
•	any of the representations and warranties made by the shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or
•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Manager its authority to consent to transfers of Shares. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to shareholder eligibility and suitability, including the requirement that any shareholder, or the shareholder’s equity owners in certain circumstances, at the time of purchase has a net worth (with their spouse) of more than $1.5 million or otherwise meets the standard for a “qualified client” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended, and must be accompanied by a properly completed Shareholder Certification.

Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

TRUSTEES

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Three of the Trustees are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”) and perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation. The identity of the Trustees and brief biographical information regarding each Trustee is set forth below.

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[1]	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex
INDEPENDENT TRUSTEES
Joan Shapiro Green (63) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Executive Director of National Council of Jewish Women New York since 2007; Executive Director of New York Society of Securities Analysts (2004 - 2006); President of the Financial Women’s Association (2002 - 2003)	1	None
Kristen M. Leopold (40) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length— Since Inception	Member of the Financial Accounting Federation since 2007; Chief Financial Officer of Weston Capital Management, LLC (investment managers) (1997 - 2006)	1	None
Janet L. Schinderman (57) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Self-Employed Educational Consultant since 2006; Associate Dean for Special Projects and Secretary to the Board of Overseers, Columbia Business School, of Columbia University (1990-2006)	1	Advantage Advisers Augusta Fund, L.L.C.; Advantage Advisers Multi-Sector Fund I; Advantage Advisers Whistler Fund, L.L.C.; Advantage Advisers Xanthus Fund, L.L.C.
INTERESTED TRUSTEES
Mitchell A. Tanzman (48) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee and Principal Executive Officer	Term — Indefinite Length—Since Inception	Co-Chief Executive Officer and Co-Chief Investment Officer of Central Park Group, LLC since 2006; Co-Head of UBS Financial Services’ Alternative Investment Group (1998 - 2005) and Operating Committee Member of UBS Financial Services Inc. (2004-2005)	1	None
Ruth S. Goodstein (48) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Chief Operating Officer of Central Park Group, LLC since 2006; Chief Operating Officer of Robeco-Sage Capital Management, LLC (2005 – 2006); Senior Vice President of UBS Financial Services Inc. (1998 - 2005)	1	None
OFFICER(S) WHO ARE NOT TRUSTEES
Michael Mascis (40) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Principal Accounting Officer	Term — Indefinite Length—Since Inception	Chief Financial Officer of Central Park Group, LLC since 2006; First Vice President of UBS Financial Services Inc. (2002 – 2006)	N/A	N/A
Peter R. Guarino (49) Foreside Compliance Services, LLC Two Portland Square Portland, ME 04101 Chief Compliance Officer	Term — Indefinite Length—Since Inception	Managing Director of Foreside Compliance Services, LLC since 2004; Independent Compliance Consultant (2002 to 2004)	N/A	N/A

1 The Fund Complex does not include any other funds.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if such Trustee is removed, resigns or is subject to various disabling events such as death or incapacity. A Trustee may resign upon 90 days’ prior written notice to the other Trustees, subject to waiver of notice, and may be removed either by vote of two-thirds of the Trustees not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after such appointment at least two-thirds of the Trustees then serving would have been elected by the shareholders. The Trustees may call a meeting of shareholders to fill any vacancy in the position of a Trustee and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of the Trustees then serving. If no Trustee remains to manage the business of the Fund, the Adviser may manage and control the Fund but must convene a meeting of shareholders within 60 days for the purpose of either electing new Trustees or dissolving the Fund.

The only standing committees of the Board are the Audit Committee and the Nominating Committee. The current members of each of the Audit Committee and the Nominating Committee are Kristen M. Leopold, Joan Shapiro Green and Janet L. Schinderman, constituting all of the Independent Trustees of the Fund. Ms. Leopold is currently the Chair of the Audit Committee. The function of the Audit Committee, pursuant to its adopted written charter, is: (1) to oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures; (2) to oversee or assist in Board oversight of the integrity of the Fund’s financial statements, and the Fund’s compliance with legal and regulatory requirements; and (3) to approve, prior to appointment, the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications, independence and performance. The Audit Committee met two times in the fiscal year ended October 31, 2007.

The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as Trustees of the Fund. The Nominating Committee reviews and considers, as it deems appropriate after taking into account, among other things, the factors listed in its charter, nominations of potential Trustees made by Fund management and by Fund shareholders who have sent to Nora M. Jordan, Esq., legal counsel for the Independent Trustees, at c/o Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017, such nominations, which include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected, and such additional information must be provided regarding the recommended nominee as is reasonably requested by the Nominating Committee. The Nominating Committee meets as is necessary or appropriate.

The following table sets forth the dollar range of ownership of equity securities of the Fund by the Trustee, in each case as of April 30, 2008.

Name of Trustee	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by the Trustee in the Fund Complex*

Kristen M. Leopold	None	None

Joan Shapiro Green	None	None

Janet L. Schinderman	None	None

Mitchell A. Tanzman	Over $100,000	Over $100,000

Ruth S. Goodstein	Over $100,000	Over $100,000

________________________

*	The Fund Complex does not include any other funds.

Compensation

Name and Position with Fund	Aggregate Compensation from the Fund*	Total Compensation from Fund and Fund Complex** Paid to Trustees*

Kristen M. Leopold	$7,000	$7,000
Trustee

Joan Shapiro Green	$7,000	$7,000
Trustee

Janet L. Schinderman	$7,000	$7,000
Trustee

________________________

*	Estimated for the fiscal year ending October 31, 2008.

**	The Fund Complex does not include any other funds.

The Independent Trustees are each paid by the Fund an annual retainer of $5,000, per meeting fees of $500, and $250 per telephonic meeting. All Trustees are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

CODE OF ETHICS

Each of the Fund, the Adviser and Foreside Fund Services, LLC, the Fund’s distributor, has adopted a code of ethics under Rule 17j-1 of the Investment Company Act that applies to the Fund and permits covered personnel, subject to the code, to invest in securities, including securities that may be purchased or held by the Fund. The codes of ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. The Adviser has adopted proxy voting guidelines which provide that proxy voting decisions are made by officers, members or employees of Para Advisors LLC (“Para Advisors”), a member of the Adviser, in accordance with its own proxy voting policies and procedures (the “Voting Guidelines”). The Voting Guidelines provide as follows:

•

Para Advisors typically has the authority to exercise voting discretion over all securities with respect to which Para Advisors can vote that are held in client accounts (“Advisory Accounts”). The analyst involved in making investment decisions or analyses with respect to the relevant Advisory Account and the security involved will be responsible for voting Advisory Account proxies, subject to the oversight of the chief compliance officer, either in writing or via the Internet, for such Advisory Account. Generally, Para Advisors relies on analyses and votes recommendations provided by Institutional Shareholder Services (“ISS”). However, Para Advisors maintains ultimate voting discretion with respect to Advisory Account proxies and may disregard ISS’ recommendations at any time. The chief compliance officer shall be responsible for maintaining records of the manner in which each proxy was voted, including, with respect to proxy votes that diverge from the specific policies only, a brief explanation of the rationale for such vote.

•

In the event that the responsible analyst is unavailable to attend a meeting in person, proxies will be voted by ISS, as described above: (i) on computerized proxy cards, where such cards are used by the security issuer, (ii) by returning the proxy voting card via mail per instructions provided by the security issuer, (iii) via e-mail or fax, or (iv) via the Internet, in accordance with the specific procedures of such vote.

•

Para Advisors shall keep a record of its proxy voting policies and procedures, proxy statements received, votes cast, all communications received and internal documents created that were material to voting decisions and each investor request for proxy voting records and the investment adviser’s response, in an easily accessible place for five years, the first two years at its offices. Para Advisors may rely on the SEC’s Edgar system or ISS for maintaining any proxy statements.

•	If Para Advisors is made aware of a conflict of interest when voting a proxy, the following process will be followed:

(a)       The chief compliance officer will, as soon as reasonably practicable, consult with the chief operating officer and the employee of Para Advisors responsible for the investment decision in the security to which the proxy relates.

(b)      The chief compliance officer will identify for the issuer and proposal to be considered. The chief compliance officer will also identify the conflict of interest that has been detected.

(c)       The proxy will be voted based upon the determination of the chief compliance officer and the chief operating officer in conjunction with the relevant employee.

•

Para Advisors shall provide a copy of these Proxy Voting Policies and Procedures and information regarding any proxies actually voted by Para Advisors to any investor in an Advisory Account promptly upon the request of such investor.

Information regarding how Para Advisors (and thus the Adviser) voted the Para Advisors’ proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30th will be available, without charge, upon request by calling collect (212) 317-9200, and on the SEC’s website at http://www.sec.gov.

INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES

The Adviser

The Trustees have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of, and subject to any policies established by, the Board pursuant to an investment advisory agreement entered into between the Fund and the Adviser (the “Investment Advisory Agreement”).

The Adviser is a joint venture between Central Park Advisers, LLC (“Central Park Advisers” or the “Manager”) and Para Advisors. Central Park Advisers is the managing member of the Adviser and oversees the Adviser’s provision of investment advice and day-to-day management to the Fund. Para Advisors provides the Adviser with use of and access to the research, facilities and personnel the Adviser requires to manage the Fund’s investment portfolio, and these individuals have the sole responsibility, subject only to the oversight of the Adviser and the Board, for the investment advisory services provided to the Fund. The offices of the Adviser are located at 12 East 49th Street, 14th Floor, New York, New York 10017, and its telephone number is (212) 317-9200. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the Investment Company Act at 12 East 49th Street, 14th Floor, New York, New York 10017.

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (the “CEA”) and, therefore, is not subject to registration or regulation as a pool operator under the CEA. The Fund will not be subject to any limits imposed by the Commodity Futures Trading Commission on investments made by the Adviser in futures contracts and options on such contracts.

Pursuant to the Investment Advisory Agreement, the Adviser is responsible, subject to the supervision of the Trustees, for formulating a continuing investment program for the Fund. The Investment Advisory Agreement was initially approved by the Fund’s full Board and by the Trustees who are not “interested persons” (as defined by the Investment Company Act) of the Fund or the Adviser at a meeting held in person on March 6, 2007, and also was approved on such date by the then sole shareholder of the Fund. The Investment Advisory Agreement is terminable without penalty, on 60 days prior written notice by the Fund’s Board, by vote of a majority of the outstanding voting securities of the Fund, or by the Adviser. The Investment Advisory Agreement has an initial term that expires two years after the Fund commenced investment operations. Thereafter, the Investment Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Fund’s Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Trustees who are not “interested persons” of the Fund or the Adviser by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment” (as defined in the Investment Company Act).

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Adviser and any director, officer or employee thereof, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by such person in connection with the performance of services to the Fund. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser, or any director, officer or employee thereof, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

The Fund did not pay any investment advisory fees during the period ended October 31, 2007.

The Manager

The Fund did not pay any management or administration fees to the Manager during the fiscal year ended October 31, 2007.

Portfolio Management

The Fund’s portfolio manager, Mr. Ned Sadaka (the “Portfolio Manager”) manages multiple accounts in addition to the Fund, including other pooled investment vehicles (e.g., hedge funds).

The Portfolio Manager’s goal is to provide high quality investment services to all of his clients, including the Fund. Para Advisors has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address conflicts associated with managing multiple accounts for multiple clients.

Potential conflicts of interest may arise because of the Portfolio Manager’s management of the Fund and other accounts. For example, conflicts of interest may arise with the allocation of investment transactions and the allocation of limited investment opportunities. Allocations of investment opportunities generally could raise a potential conflict of interest to the extent that the Portfolio Manager may have an incentive to allocate investments that are expected to increase in value to preferred accounts. Conversely, the Portfolio Manager could favor one account over another in the amount or the sequence in which orders to redeem investments are placed. Additionally, Para Advisors could be viewed as having a conflict of interest to the extent that its investment in other accounts is materially different than its investment in the Fund. The Adviser periodically reviews the Portfolio Manager’s overall responsibilities to ensure that they are able to allocate the necessary time and resources to effectively manage the Fund.

Other accounts managed by the Portfolio Manager may have investment objectives and strategies that differ from those of the Fund, or they may differ from the Fund in terms of the degree of risk that each such account and the Fund are willing to bear. For these or other reasons, the Portfolio Manager may purchase different investments for the Fund and the other accounts, and the performance of investments purchased for the Fund may vary from the performance of the investments purchased for other accounts. The Portfolio Manager may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

All accounts managed by Para Advisors are currently charged identical performance fees. Additionally, all Para accounts are also charged asset-based management fees, some of which may differ from the fees charged hereunder. A potential conflict of interest could arise if Para Advisors were to receive a performance-based advisory fee as to one account but not another, or performance-based advisory fees of differing amounts, because the Portfolio Manager may favor certain of the accounts subject to the performance fee, whether or not the performance of those accounts directly determines the Portfolio Manager’s compensation.

The Portfolio Manager’s compensation is comprised of a fixed annual salary and an annual supplemental distribution paid by Para Advisors and not by the Fund. Because the Portfolio Manager is the majority equity owner of Para Advisors and certain other affiliated entities which receive performance-based fees from client accounts, the supplemental distribution that the Portfolio Manager receives from Para Advisors directly or indirectly is generally equal to his proportional share of the annual net profits earned by Para Advisors from advisory fees and performance-based fees derived from its client accounts, including the Fund, as applicable.

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s Portfolio Manager and estimated assets under management in those accounts, as of April 30, 2008. All such accounts, and the assets managed thereunder, bear performance-based advisory fees.

Ned Sadaka

Registered Investment Companies		Pooled Accounts		Other Accounts

Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed

0	—	5	$522 million	5	$209 million

As an equity owner of Para Advisors, which in turn is a member of the Adviser, the Portfolio Manager may be considered to have been the indirect beneficial owner of Interests in the Fund with a value in the range from $50,001 to $100,000 as of April 30, 2008.

CONFLICTS OF INTEREST

Central Park Advisers

Central Park Advisers manages the assets of registered investment companies, private investment funds and other accounts (collectively, “Central Park Advisers Clients”). The Fund has no interest in these activities. Central Park Advisers and its officers or employees who assist Central Park Advisers in its oversight of the Adviser may be engaged in substantial activities other than on behalf of the Adviser and may have conflicts of interest in allocating their time and activity between the Adviser and Central Park Advisers Clients. Central Park Advisers and its officers and employees devote so much of their time to the affairs of the Adviser as in their judgment is necessary and appropriate.

Para Advisors

Para Advisors, Ned Sadaka, and certain other investment professionals who are principals of or employed by Para Advisors or its affiliates (collectively with Para Advisors, the “Para Advisors Managers”) carry on or in the future may carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (“Para Advisors Accounts”). The Fund has no interest in these activities. Para Advisors and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Adviser, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Para Advisors Accounts. Such persons devote only so much time to the affairs of the Adviser as in their judgment is necessary and appropriate.

A shareholder who can meet the investment conditions imposed by Para Advisors could also invest directly with Para Advisors. These conditions include investment minimums that are considerably higher than the Fund’s stated minimum investment. By investing in the Fund, a shareholder who would meet such conditions may bear a higher asset-based fee than if it invested directly with Para Advisors.

Participation in Investment Opportunities

The Adviser expects to employ an investment program for the Fund that is substantially similar to the investment program employed by the Para Advisors Managers for some of the Para Advisors Accounts. Accordingly, as a general matter, the Adviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for investment by the Para Advisors Managers for the Para Advisors Accounts. There may be, however, circumstances under which the Para Advisors Managers will cause one or more Para Advisors Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Para Advisors Managers will consider participation by the Para Advisors Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa. Para Advisors is not obligated to consider for the Fund every investment opportunity considered for Para Advisors Accounts.

The Adviser will evaluate for the Fund, and it is anticipated that the Para Advisors Managers will evaluate for each Para Advisors Account, a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Para Advisors Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; (5) the investment strategy of the particular entity or account; and (6) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Para Advisors Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Para Advisors Accounts may differ considerably from time to time. In addition, the fees and expenses of the Fund will differ from those of the Para Advisors Accounts. Accordingly, prospective shareholders should note that the future performance of the Fund and the Para Advisors Accounts will vary.

When the Adviser and the Para Advisors Managers determine that it would be appropriate for the Fund and one or more Para Advisors Accounts to participate in an investment opportunity at the same time, they will attempt to aggregate, place and allocate orders on a basis that the Para Advisors believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Para Advisors Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Para Advisors Managers will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders.

Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by the Para Advisors Managers for the Para Advisors Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions on the combined size of positions that may be taken for the Fund and the Para Advisors Accounts, thereby limiting the size of the Fund’s position; (2) the difficulty of liquidating an investment for the Fund and the Para Advisors Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a “joint transaction” (as defined in the Investment Company Act) with the Para Advisors Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See “Other Matters” below.

The members of the Adviser, and their members, directors, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by members, directors, officers, employees and affiliates of Central Park Advisers or Para Advisors, or by the Para Advisors Managers for the Para Advisors Accounts, that are the same, different or made at a different time than positions taken for the Fund.

Other Matters

Except in accordance with applicable law, the Adviser and its members are not permitted to buy securities or other property from, or sell securities or other property to, the Fund. These transactions would be made in circumstances where the Adviser has determined it would be appropriate for the Fund to purchase and a Para Advisors Account to sell, or the Fund to sell and a Para Advisors Account to purchase, the same security or instrument on the same day.

Future investment activities of Central Park Advisers or Para Advisors, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

TAX ASPECTS

The Adviser expects that the Fund will qualify for treatment as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund will pay no Federal income tax on net investment income and net realized securities gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stocks, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying income”); (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code); and (c) distribute at least 90% of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) to its shareholders each taxable year. If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term “regulated investment company” does not imply the supervision of management or investment practices or policies by any government agency.

The Fund ordinarily declares and pays dividends from its net investment income and distributes net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Investment Company Act.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after an investor’s purchase of Shares may have the effect of reducing the aggregate net asset value of the Shares below the cost of the investment. Such a dividend or distribution would be a return of capital, taxable as stated in the Fund’s Prospectus. In addition, the Code provides that if a shareholder holds Shares for six months or less and has received a capital gain distribution with respect to such Shares, any loss incurred on the sale of such Shares will be treated as long term capital loss to the extent of the capital gain distribution received.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in “conversion transactions” (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by the Fund from certain financial futures or forward contracts and options transactions (“Section 1256 contracts”) will be treated as 60% long term capital gain or loss and 40% short term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund’s taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by the Fund involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund may constitute “mixed straddles.” The Fund may make one or more elections with respect to the treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund’s risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

If the Fund invests in an entity that is classified as a “passive foreign investment company” (“PFIC”) for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities may be treated as ordinary income.

Investments by the Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a RIC. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy the distribution requirements.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or a shareholder has been notified by the Internal Revenue Service that such shareholder is subject to backup withholding. Corporate shareholders and other shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the shareholder’s federal income tax liability if the appropriate information is provided to the Internal Revenue Service. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service.

BROKERAGE

The Adviser is responsible for the placement of the portfolio transactions of the Fund and the negotiation of any commissions paid on such transactions. Portfolio securities ordinarily will be purchased through brokers on securities exchanges or directly from the issuer or from an underwriter or market maker for the securities. Purchases of portfolio instruments through brokers involve a commission to the broker. Purchases of portfolio securities from dealers serving as market makers include the spread between the bid and the asked price. In placing portfolio transactions, the Adviser and its affiliates may take into account a variety of factors, including the following: the ability to effect prompt and reliable executions at favorable prices; the operational efficiency with which transactions are effected; the financial strength, integrity and stability of the broker; the quality, comprehensiveness and frequency of available research services considered to be of value; and the competitiveness of commission rates in comparison with other brokers satisfying the Adviser’s other selection criteria. Research services furnished by brokers may include: written information and analyses concerning specific securities, companies or sectors; market, financial and economic studies and forecasts; statistics and pricing or appraisal services; and discussions with research personnel. The Adviser is authorized to pay higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide the Adviser with such investment and research information or to pay higher commissions to such firms if the Adviser determines such prices or commissions are reasonable in relation to the overall services provided. Research services provided by broker-dealers used by the Fund may be utilized by the Adviser or its affiliates in connection with its investment services for other accounts and, likewise, research services provided by broker-dealers used for transactions of other accounts may be utilized by the Adviser or its affiliates in performing services for the Fund. Since commission rates in the United States are negotiable, selecting brokers on the basis of considerations that are not limited to applicable commission rates may at times result in higher transaction costs than would otherwise be obtainable.

The Adviser has the option to use “soft dollars” generated by the Fund to pay for certain types of research and brokerage services, provided that such services fall within the safe harbor provided by Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to investment managers who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the Adviser in the performance of investment decision-making responsibilities. The term “soft dollars” refers to the receipt by an investment manager of products and services provided by brokers without any cash payment by the investment manager, based on the volume of revenues generated from brokerage commissions for transactions executed for clients of the investment manager. The products and services available from brokers that fall within the safe harbor include both internally generated items (such as research reports prepared by employees of the broker) as well as items acquired by the broker from third parties (such as software that provides analyses of securities portfolios).

The availability of these benefits may influence the Adviser to select one broker rather than another to perform services for the Fund. Nevertheless, the Adviser seeks to assure either that the fees and costs for services provided to the Fund by brokers offering these benefits are not materially greater than services that would be performed by equally capable brokers not offering such services or that the Fund also will benefit from the services.

In addition, the use of brokerage commissions to obtain investment research services and to pay for the administrative costs and expenses of the Adviser may create a conflict of interest between the Adviser and the Fund, because the Fund will pay for such products and services that are not exclusively for the benefit of the Fund and that may be primarily or exclusively for the benefit of the Adviser. To the extent that the Adviser is able to acquire these products and services without expending its own resources (including management fees paid by the Fund), the Adviser’s use of “soft dollars” would tend to increase the Adviser’s profitability. In addition, the availability of these non monetary benefits may influence the Adviser to select one broker rather than another to perform services for the Fund.

During the fiscal year ended October 31, 2007, the Fund did not pay any brokerage commissions.

ADDITIONAL INFORMATION ABOUT THE FUND

As of June 15, 2008, no person owned of record or was known by the Fund to own beneficially 5% or more of the Fund’s outstanding voting Shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is New York Financial Services Office, 5 Times Square, New York, New York 10036.

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038, acts as legal counsel to the Fund.

Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022, acts as legal counsel to Para Advisors.

CUSTODIAN

Union Bank of California, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 350 California Street, San Francisco, California 94104.

FINANCIAL STATEMENTS

The financial statements of the Fund follow.

FINANCIAL STATEMENTS

Central Park Group Multi-Event Fund

Period from March 8, 2007 through October 31, 2007

With Report of Independent Auditors

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of Central Park Group Multi-Event Fund

We have audited the accompanying statement of assets and liabilities of Central Park Group Multi-Event Fund (the "Fund"), including the schedule of investments, as of October 31, 2007 and the related statements of operations and changes in net assets for the period from March 8, 2007 through October 31, 2007. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Park Group Multi-Event Fund at October 31, 2007 and the results of its operations and the changes in its net assets for the period from March 8, 2007 through October 31, 2007, in conformity with U.S. generally accepted accounting principles.

.

December 19, 2007

A Member Practice of Ernst & Young Global Limited

Central Park Group Multi-Event Fund

Statement of Assets and Liabilities

October 31, 2007

Assets

Investments, at fair value (cost $102,566)	$102,566
Dividend receivable	294
Deferred offering costs	278,000
Total assets	380,860

Liabilities

Accrued expenses	14,000
Payable for deferred offering costs	278,000
Total liabilities	292,000
Net assets	$88,860

Composition of net assets

Represented by:
Paid-in capital	$100,100
Undistributed investment loss – net	(11,240)
Net assets at end of period	$88,860
Net asset value per share outstanding	$10.65

$88,860/8,341.67 shares outstanding 12,500,000 shares authorized

The accompanying notes are an integral part of these financial statements.

Central Park Group Multi-Event Fund

Statement of Operations

Period from March 8, 2007 through October 31, 2007

Investment income

Dividends	$2,760
Total investment income	2,760

Expenses

Total expenses	14,000
Net investment loss	$(11,240)

Central Park Group Multi-Event Fund

Statement of Changes in Net Assets

Period from March 8, 2007 through October 31, 2007

Decrease in net assets from operations
Net investment loss	$(11,240)
Net realized gain from investments	--
Change in net unrealized appreciation from investments	--
Net decrease in net assets derived from operations	(11,240)

Shareholders’ transactions
Proceeds from shares issued (8,341.67 shares issued)	100,100
Net increase in net assets derived from share transactions	100,100
Total net increase in net assets	88,860
Net assets at beginning of period	--
Net assets at end of period	$88,860
Undistributed investment loss – net	$(11,240)

Central Park Group Multi-Event Fund

Schedule of Investments

October 31, 2007

	Shares	Fair Value
Cash equivalent (115.4%) Union Bank of California Money Market Sweep (cost $102,566)	102,566	$102,566

Total investments
(Cost $102,566 115.4)%		102,566
Other liabilities in excess of assets – 15.4%		(13,706)
Net assets 100.0%		$ 88,860

The tax cost basis of the above investment is $102,566.

Central Park Group Multi-Event Fund

Notes to Financial Statements

October 31, 2007

1.	Organization

Central Park Group Multi-Event Fund (the “Fund”) was organized in the State of Delaware on November 21, 2006 as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations other than those related to organizational matters and the sale and issuance of 8,341.67 of shares in the Fund (the “Shares”) to Central Park Para Management, LLC (the “Adviser”).

The Fund’s investment objective is to seek capital appreciation while seeking to moderate risk and reduce volatility compared to the general equity markets, by pursuing a variety of investment strategies.

2.	Significant Accounting Policies

Cash and cash equivalents consist of monies invested in the Union Bank of California that pays dividends at money market rates and are accounted for at fair market value which is the net asset value per share.

The Fund estimates that initial offering costs will total approximately $278,000, comprised mostly of legal costs pertaining to the preparation of the Fund’s offering documents. These costs will be amortized over the twelve months from the Fund’s commencement of the offering period.

The Adviser has agreed to pay the Fund’s organizational costs.

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

The Fund intends to qualify as a regulated investment company by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

Dividends are recorded on their ex date.

3.	Asset-Based and Incentive Fees

The Fund will pay the Manager a monthly asset based fee at an annual rate of 2% of the Fund’s average monthly net assets. The Fund will also pay the Adviser, generally at the end of each fiscal year and at certain other times an incentive fee equal to 20% of the Fund’s net profits.

Operations of this Fund have not commenced as of the date of these financial statements.

4.	New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No 157, “Fair Value Measurements.” This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of October 31, 2007, the Fund does not believe that the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

Supplemental Information (unaudited)

The Fund has adopted as a fundamental policy to offer to repurchase its shares at periodic intervals pursuant to repurchase offers made to all shareholders pursuant to Rule 23c-3 under the investment company act of 1940, as amended. The Fund will generally make repurchase offers every three months. The “repurchase request deadline” for each repurchase offer by the Fund will occur on the 18th day in the months of January, April, July and October (commencing in April 2008) or, if the 18th day is not a business day, on the next business day. The “repurchase pricing date” (i.e., date on which the repurchase price for shares of the Fund’s Shares is to be determined) shall occur no later than the 14th day after the “repurchase request deadline” (or the next business day if the 14th day is not a business day).

The Trustees of Central Park Group Multi-Event Fund (the “Fund”) (including the Independent Trustees) first evaluated the Fund’s investment advisory agreements (the “Advisory Agreement”) at a meeting on March 6, 20(17. The Trustees met in an executive session during which they were advised by and had the opportunity to discuss with independent legal counsel the approval of the Advisory Agreement. The Trustees reviewed materials furnished by Central Park Para Management, LLC (the “Adviser”), including information regarding the Adviser, its affiliates and its personnel, operations and financial condition. Tables indicating comparative fee information, and comparative performance information, as well as a summary financial analysis for the Fund, were also included in the meeting materials and were reviewed and discussed. The Trustees discussed with representatives of the Adviser the Fund’s operations and the Adviser’s ability to provide advisory and other services to the Fund. In particular, the Board considered the following:

(i) The nature, extent and quality of services to be provided by the Adviser: The Trustees reviewed the services that the Adviser would provide to the Fund, including, but not limited to, generally managing the Fund’s investments in accordance with the stated policies of the Fund. The Trustees also discussed the amount of time the Adviser would dedicate to the Fund and the type of transactions that would be done on behalf of the Fund. The Trustees also considered the Adviser’s investment philosophy and investment process with respect to, and the investment outlook for, the Fund. Additionally, the Trustees considered the services provided by other investment advisers to similar funds. In addition, the Board considered the education, background and experience of the Adviser’s advisory and other personnel proposing to provide services to the Fund, noting particularly that the favorable history and reputation of the proposed portfolio manager for the Fund would likely have a favorable impact on the success of the Fund. The Board then considered the administrative services to be provided by the Adviser and its affiliates to the Fund, including administrative and compliance services, oversight of Fund accounting, marketing services, assistance in meeting legal and regulatory requirements and other services necessary for the operation of the Fund. The Trustees acknowledged the Adviser’s employment of highly skilled investment professionals, research analysts and administrative, legal and compliance staff members to ensure that a high level of quality in compliance and administrative services would be provided to the Fund. Accordingly, the Trustees concluded that the quality and scope of services offered by the Adviser to the Fund was appropriate and compared favorably to, and would be consistent with, services provided by other advisers to other funds in both nature and quality, and would be suitable for the Fund.

(ii)  Investment performance of the Fund and the Adviser: Because the Fund was newly formed, the Trustees did not consider the investment performance of the Fund. Referencing the discussions above, the Board found that although the Adviser was also newly formed, its personnel had the necessary expertise to manage the Fund.

(iii) Cost of the services to be provided and profits to be realized by the Adviser from the relationship with the Fund: The Board considered the anticipated cost of the Adviser’s services. As part of its analysis, the Board considered fee and expense estimates compiled by the Adviser. Referencing the discussions above and the presentation by Central Park Group, LLC concerning the expense terms associated with comparable funds and the current expense environment for alternative investment funds generally, and taking into consideration the Adviser’s potential profitability both before payment to brokers and after payment to brokers, the Trustees concluded that the profits to be realized by the Adviser and its affiliates under the Advisory Agreement and from other relationships between the Fund and the Adviser were within a range the Trustees considered reasonable and appropriate.

(iv) The extent to which economies of scale would be realized as the Fund grows and whether fee levels would reflect such economies of scale: The Trustees discussed the fact that the size of the Fund, assuming the sale of all registered Shares, would not be large enough to support a request for breakpoints due to economies of scale.

(v)  Comparison of fees to be paid to those under other investment advisory contracts, such as contracts of the same and other investment advisors or other clients: As discussed above in (i) and (iii), the Board considered both the services to be rendered and the fees to be paid under the Advisory Agreement to other contracts of Para Advisors and other alternative investment fund managers. The Trustees noted that the fees to be paid under the Advisory Agreement were within the range of advisory fees currently being paid to comparable funds, notwithstanding the additional effort and expense required to manage a registered investment company. The Trustees determined that the fees under the Advisory Agreement do not constitute fees that are so disproportionately large as to bear no reasonable relationship to the services rendered and that could not have been the product of arm’s-length bargaining, and concluded that the fees were reasonable and appropriate.

The Trustees concluded that approval of the Advisory Agreement was in the best interests of that Fund and its investors.

CENTRAL PARK GROUP MULTI-EVENT FUND

Financial Statements

For The Six Month Ended

April 30, 2008 (Unaudited)

Statement of Assets and Liabilities	1

Schedule of Portfolio Investments	2

Statement of Operations	6

Statement of Changes in Net Assets	7

Statement of Cash Flows	8

Notes to Financial Statements	9-12

Supplemental Information	13

CENTRAL PARK GROUP MULTI-EVENT FUND

Statement of Assets and Liabilities

April 30, 2008 (Unaudited)

Assets
Investments, at fair value (cost $22,027,422)	$22,218,162
Cash	3,044,855
Unrealized gain on credit default swap agreements	91,824
Receivable from advisor	10,902
Receivable for investments sold, not settled	4,129,506
Interest and dividends receivable	12,211
Deferred offering costs	166,039
Total assets	29,673,499

Liabilities
Payable for investments purchased, not settled	6,262,117
Payable for capital shares redeemed	250,722
Securities sold, not yet purchased, at value (proceeds, $2,427,690)	2,460,108
Written options, at value (premiums, $38,164)	15,529
Foreign currency payable	1,380,397
Unrealized loss on credit default swap agreements	298,194
Payable for deferred offering costs	103,599
Advisory fee payable	64,225
Accrued expenses	103,210
Total liabilities	10,938,101
Net assets	$18,735,398

Composition of net assets
Paid-in capital	$18,955,307
Net undistributed investment loss	(60,007)
Accumulated net realized loss from investments,
foreign currency transactions and swaps	(143,176)
Accumulated net unrealized depreciation from
investments, foreign currency transactions and swaps	(16,726)
Net assets at end of period	$18,735,398

Net asset value per share outstanding $18,735,398/1,794,481
shares outstanding (12,500,000 shares authorized)	$10.44

The accompanying notes are an integral part of these financial statements.

CENTRAL PARK GROUP MULTI-EVENT FUND

Schedule of Portfolio Investments

April 30, 2008 (Unaudited)

Shares	Type	Market Value ($)	% of Net Assets
	INVESTMENTS IN SECURITIES (118.59%)
	COMMON STOCK - (82.93%)
	Agriculture
2,504	Bunge Limited	285,681	1.52%

	Apparel
3,338	True Religion Apparel, Inc.	61,286	0.33%

	Automotive
19,794	Goodyear Tire & Rubber Co. (a)	530,083
5,054	WABCO Holdings, Inc.	241,379
		771,462	4.12%
	Business Services
12,662	Corporate Express (b)	146,090	0.78%

	Communications
51,249	Jaiprakash Assoc., Ltd. (P.N.) (b)	343,939
9,934	Qualcomm, Inc.	429,049
		772,988	4.13%
	Diversified Operations
3,337	Salzgitter AG (b)	688,511
9,896	United Technologies Corp.	717,163
		1,405,674	7.50%
	Environmental Services
8,252	Veolia Environnement (b)	599,616	3.20%

	Financial Services
4,123	Nymex Holdings, Inc.	381,790
4,959	Prudential Financial, Inc.	375,446
4,959	Travelers Companies, Inc.	249,934
		1,007,170	5.38%
	Healthcare Services
8,246	Matria Healthcare Inc. (a)	210,273	1.12%

	Insurance
4,959	American International Group, Inc.	229,106
11,559	Loews Corp.	486,749
		715,855	3.82%
	Internet
33,079	Yahoo! Inc. (a)	906,695	4.84%

	Machinery and Equipment
8,239	Eaton Corp.	723,714	3.86%

	Metals & Mining
13,211	Alcoa Inc.	459,479
19,827	Commercial Metals Co.	617,413
4,170	Freeport-McMoRan Copper & Gold, Inc. - B	474,338
16,489	Kaiser Aluminum Corp.	1,131,640
		2,682,870	14.32%
	Oil & Gas
6,579	Helix Energy Solutions (a)	227,304
16,491	Tesoro Corp	414,584
33,079	The Williams Companies, Inc.	1,174,305
		1,816,193	9.69%
	Real Estate Investment Trusts
3,718	Hatteras Financial Corp.	93,991
4,998	Istar Financial, Inc.	96,212
		190,203	1.02%
	Retail Stores
19,831	American Eagle Outfitters, Inc.	364,295
3,149	Target Corp.	167,306
		531,601	2.84%
	Technology
3,298	Diebold, Inc.	129,282
33,114	Microsoft Corp.	944,411
8,229	Teradata Corp. (a)	175,195
		1,248,888	6.67%
	Transportation
4,960	Eagle Bulk Shipping, Inc.	145,973
9,912	Genco Shipping & Trading Ltd.	670,547
82,805	Golden Ocean (b)	524,144
		1,340,664	7.16%
	Utilities
8,242	Iberdrola SA (b)	121,090	0.65%
	TOTAL COMMON STOCK
	(Cost $15,264,549)	15,538,013	82.93%

Principal ($)	CORPORATE BONDS (0.52%)
101,000	Ford Motor Credit Co. 9.88%, 8/10/11	97,892
	TOTAL CORPORATE BONDS
	(Cost $92,170)	97,892	0.52%

	MUNICIPAL BONDS (0.13%)
25,000	Broward County Florida Apartment System Rev Bond 6.37%, 10/1/29 (c)	25,000
	TOTAL MUNICIPAL BONDS (Cost $25,000)	25,000	0.13%

Contracts	PURCHASED OPTIONS (2.80%)
	Call Options
50	Freeport-McMoRan Copper & Gold Inc., May 17, 2008 120.00 Call	11,800
33	Yahoo! Inc., May 17, 2008 27.50 Call	5,379
248	Yahoo! Inc., May 17, 2008 30.00 Call	11,904
165	Williams Companies, Inc., May 19, 2008 35.00 Call	21,450
50	W.R. Grace & Co., June 21, 2008 20.00 Call	27,500
99	W.R. Grace & Co., June 21, 2008 22.50 Call	34,650
410	Target Corp., January 17, 2009 50.00 Call	369,000
	Put Options
25	Bunge Limited, May 17, 2008 80.00 Put	125
165	SPDR Trust Series 1, May 17, 2008 130.00 Put	5,115
165	SPDR Trust Series 1, May 17, 2008 131.00 Put	7,095
331	Yahoo! Inc., May 17, 2008 25.00 Put	27,473
33	Lehman Brothers Holdings Inc., May 22, 2008 40.00 Put	2,079
	TOTAL OPTIONS (Cost $612,016)	523,570	2.79%

	CASH EQUIVALENT (32.21%)
6,033,687	Union Bank of California Money Market Sweep (Cost $6,033,687)	6,033,687	32.20%
	TOTAL INVESTMENT IN SECURITIES (Cost $22,027,422)	22,218,162	118.59%

	INVESTMENTS IN SECURITIES SOLD SHORT AND WRITTEN OPTIONS (-13.21%)
	SECURITIES SOLD SHORT (-13.13%)

	Financial Services
553	Chicago Mercantile Exchange Holdings, Inc.	(252,970)
	Medical Equipment
1,669	Inverness Medical Innovations, Inc.	(61,753)
	Investment Companies
24,840	Materials Select Sector SPDR Trust	(1,053,216)
33,086	SPDR S&P Retail ETF	(1,092,169)
	(Proceeds $2,427,690)	(2,460,108)	(13.13%)

Contracts
	WRITTEN OPTIONS (-0.08%)
	Call Options
50	Freeport-McMoRan Copper & Gold Inc., May 17, 2008 135.00 Call	(1,300)
33	Target Corp., May 17, 2008 55.00 Call	(2,574)
248	W.R. Grace & Co., June 21, 2008 30.00 Call	(11,160)
	Put Options
33	Lehman Brothers Holdings Inc., May 22, 2008 30.00 Put	(495)
	TOTAL WRITTEN OPTIONS (Premiums received $38,164)	(15,529)	(0.08%)
	TOTAL INVESTMENTS IN SECURITIES SOLD SHORT (Proceeds $2,465,854)	(2,475,637)	(13.21%)
	TOTAL INVESTMENT IN SECURITIES AND SECURITIES SOLD SHORT (105.38%)
	(Cost $19,561,568) (d)	19,742,525	105.38%
	OTHER LIABILITIES IN EXCESS OF OTHER ASSETS (-5.38%)	(1,007,127)	(5.38%)
	TOTAL NET ASSETS - (100%)	$18,735,398	100.00%
	% OF NET ASSETS BY COUNTRY
	United States	$16,312,008	87.07%
	France	599,616	3.20%
	Germany	688,511	3.67%
	India	343,939	1.83%
	Netherlands	146,090	0.78%
	Norway	524,144	2.80%
	Spain	121,090	0.65%
	TOTAL % NET ASSETS BY COUNTRY	$18,735,398	100.00%

(a)	Non income producing.
(b)	Foreign stock.
(c)	Variable rate security. Rate presented is the rate in effect at April 30, 2008.
(d)	Represents cost for financial reporting purposes. Cost of investments for federal income tax purposes differs from value by net unrealized depreciation of securities as follows:
	Unrealized appreciation	$433,477
	Unrealized depreciation	(1,327,855)
	Net unrealized depreciation	$(894,378)

	ADR - American Depositary Receipt.
	ETF - Exchange Traded Fund.
	P.N. - Participatory Note.
	SPDR - Standard & Poors Depositary Receipt.

CREDIT DEFAULT SWAPS

Swap Counterparty & Referenced Obligation	Interest Rate	Maturity Date	Notional Amount	Unrealized Gain	Unrealized Loss	% of Net Assets
Bear Stearns
Expro International Group PLC	5.61%	3/2/09	$75,700	$241	$—	0.00%

Goldman Sachs
Goldman Sachs CDX NA HY10 5 Year	1.89%	6/20/13	4,468,000	87,809	—	0.47%
Goldman Sachs CDX NA IG.10 5 Year	1.89%	6/20/13	10,216,000	—	(298,194)	(1.59)%
Republic of Turkey	1.89%	1/20/13	372,000	3,774	—	0.02%
				$91,824	$(298,194)	(1.10)%

The accompanying notes are an integral part of these financial statements.

CENTRAL PARK GROUP MULTI-EVENT FUND

Statement of Operations

For the Six Months Ended April 30, 2008 (Unaudited)*

Investment income
Dividends (net of foreign withholding tax of $453)	$38,303
Interest	19,372
Total investment income	57,675

Expenses
Offering fees	111,961
Investment management fee	80,517
Administration fee	50,343
Professional fees	48,384
Trustee fees	9,326
Custody fees	5,639
Dividend expense	5,614
Other expenses	24,279
Total expenses	336,063
Investment management fee waiver	(229,621)
Net expenses	106,442
Net investment loss	(48,767)

Net realized and unrealized loss from investments, options, foreign currency transactions, and swaps
Net realized gain (loss) from:
Investments	133,108
Options	(224,422)
Foreign currency transactions	(36,913)
Credit default swap agreements	(14,949)
Total net realized gain (loss)	(143,176)
Change in net unrealized appreciation (depreciation) from investments,
options, foreign currency transactions and swaps	(16,726)
Net realized and unrealized loss from investments,
options, foreign currency transactions, and swaps	(159,902)
Net decrease in net assets derived from operations	$(208,669)
* Commencement of operations December 6, 2007.

The accompanying notes are an integral part of these financial statements.

CENTRAL PARK GROUP MULTI-EVENT FUND

Statement of Changes in Net Assets

	For the Six Months Ended April 30, 2008 (Unaudited)*	For the Period from March 8, 2007 (inception) through October 31, 2007

Decrease in net assets derived from operations
Net investment loss	$(48,767)	$(11,240)
Net realized loss from investments, options, foreign currency transactions, and swaps	(143,176)	—
Net change in unrealized appreciation (depreciation) from investments, options, foreign currency transactions and swaps	(16,726)	—
Net decrease in net assets derived from operations	(208,669)	(11,240)

Shareholders transactions
Proceeds from shares issued (1,810,153 and 8,342 shares issued, respectively)	19,105,929	100,100
Cost of shares redeemed (24,014 and 0 shares redeemed, respectively)	(250,722)	—
Net increase in net assets derived from share transactions	18,855,207	100,100

Total net increase in net assets	18,646,538	88,860
Net assets at beginning of period	88,860	—
Net assets at end of period	$18,735,398	$88,860
Accumulated net investment loss	$(60,007)	$(11,240)

* Commencement of operations December 6, 2007.

The accompanying notes are an integral part of these financial statements.

CENTRAL PARK GROUP MULTI-EVENT FUND

Statement of Cash Flows

For the Six Months Ended April 30, 2008 (Unaudited)*

Cash flows from operating activities
Net decrease in net assets derived from operations	$(208,669)
Adjustments to reconcile net decrease in net assets derived from operations to net cash used in operating activies:
Purchase of investments	(67,992,205)
Proceeds from dispositions of investments	48,428,791
Proceeds from securities sold, not yet purchased, at value, net	32,418
Proceeds from written options, at value, net	(22,635)
Accretion	(404)
Net realized loss from investments, options and currency transactions	128,227
Net realized loss from credit default swap agreements	14,949
Change in net unrealized appreciation (depreciation) from investments, options and foreign currency transactions	(189,644)
Change in net unrealized loss on credit default swap agreements	206,370
Change in unrealized gain from securities sold, not yet purchased	(9,783)
Change in assets and liabilities:
(Increase) Decrease in assets:
Receivable from advisor	(10,902)
Receivable for investments sold, not settled	(4,129,506)
Interest and dividends receivable	(11,917)
Deferred offering costs	111,961
Increase (Decrease) in payables:
Payable for investments purchased, not settled	6,262,117
Foreign currency payable	1,350,724
Payable for deferred offering costs	(174,401)
Advisory fee payable	64,225
Accrued expenses	89,210
Net cash used in operating activities	(16,061,074)
Cash flows from financing activities
Proceeds from shares issued	19,105,929
Net cash provided by financing activities	19,105,929
Net increase in cash and cash equivalents	3,044,855
Cash and cash equivalents - beginning of period	—
Cash and cash equivalents - end of period	$3,044,855

* Commencement of operations December 6, 2007.

The accompanying notes are an integral part of these financial statements.

CENTRAL PARK GROUP MULTI-EVENT FUND

Notes to Financial Statements

For the Six Months Ended April 30, 2008 (Unaudited)

1.	Organization

Central Park Group Multi-Event Fund (the “Fund”) was organized in the State of Delaware on November 21, 2006 as a diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended.

The Fund’s investment objective is to seek capital appreciation while seeking to moderate risk and reduce volatility compared to the general equity markets, by pursuing a variety of investment strategies.

2.	Investment Adviser

The Fund’s investment adviser is Central Park Para Management, L.L.C. (a registered investment company) (the “Adviser”), a joint venture between Central Park Advisers, LLC (“Central Park Advisers” or the “Manager”) and Para Advisors LLC (“Para Advisors”).

3.	Summary of Significant Accounting Policies

The accounting and reporting policies of the Fund conform with U.S. generally accepted accounting principles (“GAAP”).

Cash and cash equivalents consist of monies deposited in the Union Bank of California, an FDIC insured bank.

The Fund incurred approximately $278,000 in initial offering costs, comprised mostly of legal costs pertaining to the preparation of the Fund’s offering documents. These costs began amortizing over twelve months beginning with the Fund’s commencement of the offering period which was December 6, 2007.

Security valuation: Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short positions and call options written, for which the last quoted asked price is used. Short-term securities are stated at amortized cost, which approximates fair value.

Securities traded on a foreign securities exchange are valued at their last sales price on the exchange where such securities are primarily traded or in the absence of a reported sale on a particular day, at their bid price, in the case of securities held long, or ask prices, in the case of securities sold, not yet purchased, as reported by such exchange. Debt securities are valued in accordance with the procedures described above which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuation for normal institutional sized trading units.

If market quotations are not readily available securities and options described above are valued at fair value as determined in good faith by, or under the supervision of, the Trustees. At April 30, 2008 no such securities were valued at fair value.

Swap Agreements and Credit Default Swaps values are equal to the Fund’s obligation (or rights) under swap agreements, which will generally be equal to the net amounts to be paid or received by the Fund. The swaps are valued based upon the quotes received from the swap counterparty.

Foreign currency: Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund’s books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the values of assets and liabilities, including investments in securities at fiscal period end, resulting from changes in the exchange rate.

Option writing: When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

During the six months ended April 30, 2008, the Central Park Group Multi-Event Fund had the following written option transactions:

	Call Options		Put Options
	Number of Contracts	Premium	Number of Contracts	Premium
Beginning balance	—	$—	—	—
Options written	526	87,892	291	46,614
Options terminated in closing purchase transactions	(181)	(50,454)	(258)	(44,100)
Options expired prior to exercise	(14)	(1,788)	—	—
Options outstanding at April 30, 2008	331	$35,650	33	$2,514

Financial futures contracts: The Fund invests in financial futures contracts for the purpose of hedging its existing portfolio securities, or securities that the Fund intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Fund is required to pledge to the broker an amount of cash, U.S. government securities, or other assets, equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as “variation margin,” are made or received by the Fund each day, depending on the daily fluctuations in the fair value of the underlying security. The Fund recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Fund may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

The Fund records security transactions based on a trade date. For investments in securities, dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis and includes amortization or accretion of premiums or discounts. Discounts and premiums on securities purchased are accreted/amortized, over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes: The Fund intends to qualify as a regulated investment company by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

4.	Related Party Transactions

The Fund will pay the Manager a monthly asset based fee at an annual rate of 2% of the Fund’s average monthly net assets. The Fund will also pay the Adviser, generally at the end of each fiscal year and at certain other times an incentive fee equal to 20% of the Fund’s net profits. No incentive fee will be payable for any fiscal period unless losses and depreciation from prior fiscal periods have been recovered by the Fund.

Each Trustee receives an annual retainer of $5,000 plus a fee for each meeting attended. All Trustees are reimbursed by the Fund for all reasonable out of pocket expenses. Total amounts expensed by the Fund related to Trustees for the period ended April 30, 2008 were $9,326, which appears as Trustee fees in the statement of operations.

5.	Administration and Custodian Fees

Citi Fund Services (“Citi”) serves as Administrator and Accounting Agent to the Fund, and in that capacity provides certain administrative, accounting, record keeping, tax and Investor related services. Citi receives a monthly fee primarily based upon the average net assets of the Fund subject to a minimum monthly fee. Additionally, the Fund reimburses Citi for certain out of pocket expenses incurred by Citi.

Union Bank of California serves a custodian (the “Custodian”) of the Fund’s assets and provides custodial services for the Fund.

6.	Distributor

Foreside Fund Services, LLC (the “Distributor”) acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund also may distribute Shares through other brokers or dealers. The Fund will sell Shares only to Qualified Investors (as defined in the Fund’s Prospectus).

7.	Fund Expenses

Unless otherwise voluntarily or contractually assumed by the Adviser or another party, the Fund bears all expenses incurred in its business, including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Fund’s account; legal fees; accounting, auditing and tax preparation fees; recordkeeping and custodial fees; costs of computing the Fund’s net asset value; fees for data and software providers; research expenses; costs of insurance; registration expenses; certain offering costs; expenses of meetings of the Investors; Trustee fees; all costs with respect to communications to Investors; transfer taxes and taxes withheld on non-US dividends; interest and commitment fees on loans and debit balances; and other types of expenses as may be approved from time to time by the Board. The Adviser has voluntarily agreed to bear Fund expenses in excess of an operating expense cap at the annual rate of 0.50% of the Fund’s net asset value up to $300,000 in Fund expenses (excluding Asset-Based fees, interest, brokerage, taxes or extraordinary expenses) to reduce the gross expense ratio.

8.	Securities Transactions

Aggregate purchases and proceeds from sales of investment securities and swaps, for the six months ended April 30, 2008 amounted to $67,992,205 and $48,428,791, respectively. Included in these amounts are purchases and proceeds from securities sold, not yet purchased amounting to $35,869,919 and $33,710,029, respectively, and purchases and sales of options amounting to $134,506 and $96,342, respectively. Net realized loss resulting from short positions was $(253,688) for the six months ended April 30, 2008.

At April 30, 2008, the tax basis of investments was $20,636,903 resulting in accumulated net unrealized depreciation on investments of $894,378, which consists of $433,477 gross unrealized appreciation and $(1,327,855) gross unrealized depreciation. The difference between the book and tax basis investments is primarily attributable to book to tax differences for accounting or reorganizations and credit default swaps.

9.	Due to Brokers

The Fund has the ability to trade on margin and, in that connection may borrow funds from brokers and banks for investment purposes. Trading in debt securities on margin requires collateral that is adequate in the broker’s reasonable judgment under the margin rules of the applicable market and the internal policies of the broker. The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness. The Fund pledges cash as collateral for the margin borrowings, which is maintained in a segregated cash account held by the Custodian. The Fund had no borrowings outstanding for period ended April 30, 2008.

10.	Due from Brokers

Securities sold, not yet purchased represent obligations of the Fund to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Fund’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the Statement of Assets and Liabilities. The cash due from broker (Goldman Sachs & Co.) is primarily related to securities sold not yet purchased; its use is therefore restricted until the securities are purchased.

11.	Derivative Contracts and Financial Instruments With Off-Balance Sheet Risk or Concentrations of Credit Risk

The financial instruments contain varying degrees of off-balance sheet risk whereby changes in the market value of securities underlying the financial instruments may be in excess of the amounts recognized in the Statement of Assets and Liabilities. Due to the nature of the Fund’s strategy, the Fund’s portfolio includes some securities which are relatively illiquid, or thinly traded, and have a greater amount of both market and credit risk than many other fixed income instruments. These investments trade in a limited market and may not be able to immediately liquidate if needed. Value assigned to these investments may differ significantly from the values that would have been used had a broader market for the investments existed.

The Fund may sell a security it does not own in anticipation of a decline in the fair value of the security. When the Fund sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale.

The Fund may enter into forward foreign currency exchange contracts primarily to hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investment securities. When entering into a forward currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily, and the Fund’s net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, is included in the statement of assets and liabilities. Realized and unrealized gains and losses are included in the statement of operations. These instruments involve market risk, credit risk, or both kinds of risks, in excess of the amount recognized in the statement of assets and liabilities. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movement in currency and securities values and interest rates.

The Fund may enter into swap agreements for the purpose of attempting to obtain, enhance, or preserve a particular desired return or spread at a lower cost to that Fund than if that Fund had invested directly in an instrument that yielded that desired return or spread. The Fund’s obligation under a swap agreement will be accrued daily (offset against amounts owed to that Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by designating liquid assets on the Fund’s books and records.

Credit default swaps (“CDSs”) are bilateral financial contracts that transfer the credit risk of a third party reference entity or a group of entities from one party to another. A buyer of a CDS receives credit protection or shed credit risk, whereas the seller of a CDS is selling credit protection or assuming credit risk. The seller typically receives a predetermined periodic payment from the other party in consideration for guaranteeing to make a specific payment to the buyer should the third party reference entity suffer a default event. If a default event occurs, the seller would be required to pay the par value of a referenced debt obligation to the counterparty in exchange for a default debt obligation. In addition to being exposed to the credit risk of the underlying reference entity, CDSs are subject to counterparty risk, market risk and interest rate risk. CDSs utilized by the Fund may not perform as expected or in a manner similar to the high yield bond markets. The Fund will enter into swap agreements only with counterparties that the Advisor reasonably believes are capable of performing under the swap agreements.

12.	Bonds and Bank Debt

The Fund invests in bonds and bank debt. Bonds and bank debt (loan assignments and participations) have exposure to certain degrees of risk, including interest rate, market risk and the potential non-payment of principal and interest, including default or bankruptcy of the issuer or the intermediary in the case of participation. Loans are generally subject to prepayment risk, which will affect the maturity of such loans. The Fund has no unfunded commitments on investments at April 30, 2008.

13.	Swap Agreements

For the period ended April 30, 2008 the Fund entered into credit swaps as a “Protection Buyer”. The credit swaps entered into by the Fund involve payments of fixed rate amounts on a notional principal amount to a “Protection Seller” in exchange for agreed upon payment amounts to the Fund by the Protection Seller if specified credit events occur related to an underlying reference security. A credit event is typically defined as the occurrence of a payment default or the bankruptcy or insolvency of the issuer or guarantor of the reference security. The Fund does not own the underlying reference security.

The swap agreements provide for net cash settlement in the event of a credit event and therefore do not require the Fund to segregate assets to cover the underlying reference security. The Manager believes that the transactions do not constitute senior securities under the 1940 Act and, accordingly, will not treat them as subject to the Fund’s borrowing restriction.

Risks may arise as a result of the failure of the counterparty (Protection Seller) to perform under the agreement. The loss incurred by the failure of a counterparty is generally limited to the market value and premium amounts recorded. The Fund considers the creditworthiness of each counterparty to a swap agreement in evaluating potential credit risk. Additionally, risks may arise from the unanticipated movements in the interest rates or in the value of the underlying reference securities.

Fluctuations in the value of credit swaps are recorded in the change in net unrealized appreciation (depreciation) from investments, foreign currency transactions and swaps on the Statement of Operations.

14.	Indemnification

In the normal course of trading activities, the Fund trades and holds certain fair-valued derivative contracts, which constitutes guarantees under FASB Interpretation 45, “Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Such contracts include written put options, where the Fund would be obligated to purchase securities at specified prices, i.e. the options are exercised by the counterparties. The maximum payout for these contracts is limited to the number of put option contracts written and the related strike prices, respectively. At April 30, 2008, the Fund had maximum payout amounts of approximately $99,000 relating to written put option contracts, which expire between 1 and 3 months. Maximum payout amounts could be offset by the subsequent sale, if any, of assets obtained via the execution of a payout event.

The fair value of written put option contracts as of April 30, 2008, is $(495), which is included as a liability in written options, at market value on the statement of assets and liabilities.

In the ordinary course of business, the Fund may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Fund. Based on its history and experience, management feels that the likelihood of such an event is remote.

15.	Recent Accounting Pronouncements

Effective November 1, 2007, the Fund adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax return to determine whether it is more-likely-than-not (i.e., greater than 50-percent chance) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as an operating expense. Implementation of FIN 48 includes a review of tax positions taken in tax years that remain subject to examination by tax authorities (i.e., the last 4 tax year ends and the interim tax period since then, as applicable). At this time, management has concluded the adoption of FIN 48 has not impacted the Fund’s net assets or result of operations.

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current accounting principles generally accepted in the United States of America from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of April 30, 2008, the Fund does not believe the adoption of SFAS No. 157 will have a material impact on the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

16.	Financial Highlights

The following represents the ratios to average not assets and other supplemental information for the period December 6, 2007 to April 30, 2008 (a).

Net Asset Value, beginning of period	$10.65
Net investment loss, net of waivers	(0.01)
Realized & unrealized gains on investments, options and foreign currency transactions	(0.20)
Distributions to shareholders from net investment income	—
Net Asset Value, end of period	$10.44

Ratio of gross expenses to average net assets (b)(e)	4.03%
Ratio of net expenses to average net assets (c)(e)	1.28%
Portfolio turnover rate	483%
Total return (d)	(1.97%)
Net Assets, end of period (in 000’s)	$18,735

During the six months ended April 30, 2008, the Central Park Group Multi-Event Fund had the following share transactions:

	For the Six Months Ended April 30, 2008 (a)	For the Year Ended October 31, 2007
Beginning Shares	8,342	—
Shares Sold	1,810,153	8,342
Shares Reinvested	—	—
Shares Redeemed	24,014	—
Ending Shares	1,794,481	8,342

(a)	The Fund commenced operations December 6, 2007.

(b)	Ratio of gross expenses to average net assets does not include the impact of the Advisor’s expense reimbursement.

(c)	Ratio of net expenses to average net assets includes the effect of the voluntary expense reimbursement by the Advisor.

(d)

Total return assumes a purchase of an interest in the Fund at the beginning of the period and a sale of the Fund interest on the last day of the period noted and does not reflect the deduction of placement fees, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

(e)	The average net assets used in the above ratios are calculated by adding any withdrawals payable effective at the end of a period to the net assets for such period.

Disclosure of Portfolio Holdings: The Fund files a Form N-Q with the Securities and Exchange Commission (the “SEC”) no more than sixty days after the Fund’s first and third fiscal quarters of each fiscal year. For the Fund, this would be for the fiscal quarters ending July 31 and January 31. Form N-Q includes a complete schedule of the Fund’s portfolio holdings as of the end of those fiscal quarters. The Fund’s N-Q filings can be found free of charge on the SEC’s website at http://www.sec.gov, or they may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (call 800-SEC-0330 for information on the operation of the Public Reference Room).

Voting Proxies on Fund Portfolio Securities: A description of the policies and procedures that the Advisor uses to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 are available without charge, upon request, by calling 866-667-8733 or on the SEC’s website at http://www.sec.gov.

TRUSTEES

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Three of the Trustees are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”) and perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation. The identity of the Trustees and brief biographical information regarding each Trustee is set forth below.

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee1	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex
INDEPENDENT TRUSTEES
Joan Shapiro Green (62) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Executive Director of National Council of Jewish Women New York since 2007; Executive Director of New York Society of Securities Analysts (2004 - 2006); President of the Financial Women’s Association (2002 - 2003)	1	None
Kristen M. Leopold (39) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Self-Employed Consultant since 2007; Chief Financial Officer of Weston Capital Management, LLC (investment managers) (1997 - 2006)	1	None
Janet L. Schinderman (56) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Self-Employed Educational Consultant since 2006; Associate Dean for Special Projects and Secretary to the Board of Overseers, Columbia Business School, of Columbia University (1990 - 2006)	1	Advantage Advisers Augusta Fund, L.L.C.; Advantage Advisers Multi- Sector Fund I; Advantage Advisers Whistler Fund, L.L.C.; Advantage Advisers Xanthus Fund, L.L.C.
INTERESTED TRUSTEES
Mitchell A. Tanzman (48) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee and Principal Executive Officer	Term — Indefinite Length—Since Inception	Co-Chief Executive Officer and Co-Chief Investment Officer of Central Park Group, LLC since 2006; Co-Head of UBS Financial Services’ Alternative Investment Group (1998 - 2005)	1	None
Ruth S. Goodstein (48) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Trustee	Term — Indefinite Length—Since Inception	Chief Operating Officer of Central Park Group, LLC since 2006; Chief Operating Officer of Robeco-Sage Capital Management, LLC (2005 - 2006); Senior Vice President of UBS Financial Services Inc. (1998 - 2005)	1	None
OFFICER(S) WHO ARE NOT TRUSTEES
Michael Mascis (40) c/o Central Park Group, LLC 12 East 49th Street New York, NY 10017 Principal Accounting Officer	Term — Indefinite Length—Since Inception	Chief Financial Officer of Central Park Group, LLC since 2006; First Vice President of UBS Financial Services Inc. (2002 - 2006)	N/A	N/A
Peter R. Guarino (49) Foreside Compliance Services, LLC Two Portland Square Portland, ME 04101 Chief Compliance Officer	Term — Indefinite Length—Since Inception	Managing Director of Foreside Compliance Services, LLC since 2004; Independent Compliance Consultant (2002 - 2004)	N/A	N/A
[1]The Fund Complex does not include any other funds.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements:
		Part A:	Financial Highlights (not applicable)
Part B:

Report of Independent Auditors, and the following audited financial statements for the year ended October 31, 2007: Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, Schedule of Investments and Notes to Financial Statements.  The following unaudited financial statements for the period from November 1, 2007 to April 30, 2008: Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, Statement of Changes in Net Assets, Statement of Cash Flows and Notes to Financial Statements.

2.	Exhibits:

	a.	(1) Certificate of Trust(1)
(2) Agreement and Declaration of Trust(2)
(3) Amended and Restated Agreement and Declaration of Trust(2)

	b.	By-Laws(2)

	c.	Not Applicable.

	d.	Not Applicable.

	e.	Not Applicable.

	f.	Not Applicable.

	g.	Form of Investment Advisory Agreement(2)

	h.	(1) Form of Distribution Agreement(2)
(2) Form of Selected Dealer Agreement(2)

	j.	Form of Custodian Agreement(2)

	k.	(1) Form of Management and Administration Agreement(2)
(2) Form of Escrow Agreement(2)
(3) Form of Services Agreement(2)
(4) Form of Investor Certificate (included as Appendix A to the Fund’s prospectus)

	l.	(1) Opinion and Consent of Stroock & Stroock & Lavan LLP(2)
(2) Opinion and Consent of Richards, Layton and Finger, P.A(2)

	n.	Consent of Independent Registered Public Accounting Firm*

	p.	Not Applicable.

	r.	(1) Code of Ethics of Central Park Group Multi-Event Fund(2)
(2) Code of Ethics of Central Park Advisers, LLC(2)
(3) Code of Ethics of Foreside Fund Services, LLC(2)

	s.	Powers of Attorney(2)

__________________________

*	Filed herewith.

(1)          Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-139002) (the “Registration Statement”) filed November 29, 2006.

(2)          Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement filed March 21, 2007.

Item 26. Marketing Arrangements: Not Applicable.

Item 27. Other Expenses of Issuance and Distribution:*

Registration fees
Legal fees
NASD fees
Blue Sky fees
Printing and Mailing
Miscellaneous

Total

___________________________

*          Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed on March 21, 2007.

Item 28. Persons Controlled by or Under Common Control with Registrant: None.

Item 29. Number of Holders of Securities as of May 1, 2008:

Title of Class	Number of Recordholders

Shares of Beneficial Interest	245

Item 30. Indemnification:

Reference is made to Section 5.5 of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”), to be filed as Exhibit (a)(3) hereto, and to Paragraph 8 of the Registrant’s Investment Advisory Agreement (“Investment Advisory Agreement”), to be filed as Exhibit (g) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Investment Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-67494), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BISYS Fund Services Ohio, Inc, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 3435 Stelzer Road, Columbus, Ohio 43219. The other required books and records are maintained by Central Park Para Management, L.L.C., 12 East 49th Street, New York, New York 10017.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings:

I.         The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.	The Registrant undertakes that:
(a)

For purposes of determining any liability under the Securities Act of 1933, as amended (the “1933 Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

IV.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;
(2)

To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

V.

The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

VI.	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, the undersigned certifies that it meets all of the requirements for effectiveness of this amendment to the registration statement pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this amendment to the registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of July, 2008. This amendment to the registration statement has been filed for no purpose other than to (i) update the financial statements pursuant to Section 10(a)(3) of the Securities Act and (ii) to make any non-material changes which the Registrant deems appropriate.

CENTRAL PARK GROUP MULTI-EVENT FUND

By:	/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Authorized Person

Pursuant to the requirements of the Securities Act of 1933, and Investment Company Act of 1940, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities indicated on July 2, 2008.

Name	Title

/s/ Mitchell A. Tanzman Mitchell A. Tanzman	Trustee and Principal Executive Officer

/s/ Michael Mascis Michael Mascis	Principal Accounting Officer

/s/ Ruth S. Goodstein* Ruth S. Goodstein	Trustee

/s/ Joan Shapiro Green* Joan Shapiro Green	Trustee

/s/ Kristen M. Leopold* Kristen M. Leopold	Trustee

/s/ Janet L. Schinderman* Janet L. Schinderman	Trustee

*By: /s/ Michael Mascis Michael Mascis, attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

n.	Consent of Independent Registered Public Accounting Firm